Form 10-K, Exhibit 13
period 1996-12-31
PALMER WIRELESS INC
filed 1997-03-31
CIK 919044

[PHOTO]

[PHOTO]

[PHOTO]

[PHOTO]

[PALMER WIRELESS, INC. LOGO]

PALMER WIRELESS, INC.

Annual Report 1996

FINANCIAL HIGHLIGHTS

(Dollar amounts in thousands, except per share data)


                                                1992            1993              1994             1995               1996
                                                ----            ----              ----             ----               ----
Total Revenues                             $  27,301      $   41,458         $  68,979        $ 104,906          $ 159,743

Operating Cash Flow*                       $   7,377      $   12,850         $  24,900        $  41,586          $  66,190

Operating Cash Flow Margin                     27.0%           31.0%             36.1%            39.6%              41.4%

=============================================================================================================================

Net Income (Loss)                          $(12,228)      $  (7,352)         $   1,662        $     954          $   4,682

Net Income (Loss) Per Share                $  ( .68)      $  (  .41)         $     .09        $     .04          $     .18

=============================================================================================================================

Total Assets                               $ 127,867      $  150,054         $ 273,020        $ 462,871          $ 549,942

Capital Expenditures                       $   3,835      $   13,304         $  22,541        $  36,564          $  41,445

=============================================================================================================================

# of Majority Owned Markets                        8               9                13               15                 17

Subscribers                                   37,209          65,761           117,224          211,985            279,816

=============================================================================================================================

Employees                                        158             240               395              521                627

* Defined as operating income before depreciation and amortization.


CORPORATE PROFILE

Palmer Wireless, Inc. is a wireless communications company headquartered in Fort Myers, Florida. Operating 17 non-wireline cellular systems in a four-state region, including Georgia, Alabama, Florida and South Carolina, Palmer's licensed service areas cover over 40,000 square miles, 1,800 miles of highway and a total estimated population of 3.8 million people.

    All of Palmer's systems are part of the North American Cellular Network and are marketed under the CELLULAR ONE(R) brand name. With over 280,000 subscribers, Palmer is one of the largest independent operators of cellular telephone systems in the United States.

CELLULAR ONE (R)


TABLE OF CONTENTS




-   President's Message
    to Shareholders
    Page 2



-   Company Operations
    Page 4



-   Board of Directors
    Page 8



-   Corporate Officers
    Page 9



-   Map of Service Areas
    Page 10



-   Five-Year Condensed
    Financial Data
    Page 12



-   Management's
    Discussion and Analysis
    Page 13



-   Consolidated Financial
    Statements
    Page 29



-   Corporate Information

[PHOTO]

TO OUR SHAREHOLDERS

The Company enjoyed another record year in 1996, highlighted by a 32% increase in our subscribers. Palmer's 279,816 customers at December 31, 1996 represent a penetration rate of 7.5%, one of the highest rates of any independent cellular telephone operator. Industry wide there are now more than 44 million wireless subscribers in the U.S., up from 7.5 million just five years ago.

    Strong growth in subscribers also led to record financial performance for the Company in 1996. Palmer's service revenues increased to $151.1 million during the year, 56% higher than in 1995. Meanwhile, the Company's operating cash flow rose 59% to a record $66.2 million. Palmer's 1996 cash flow margin of 44% of service revenues continues to be one of the highest in the industry and is a testament to the efficiency of our operations. The Company also reported solid growth in net income, earning $4.7 million in 1996 or $.18 per share.

    One of the keys to Palmer's success is our strategy of using primarily a direct in-house sales staff, coupled with strong customer service and follow-up. We believe that by controlling the sales process, we are better able to ensure that customers are comfortable using their cellular phones and are matched to a rate plan that best suits their needs. This improves customer retention and profitability.

    For the year, Palmer's cost to add a gross subscriber was $216, while our customer churn rate was 1.8% per month. We believe that both statistics continue to be among the best in the industry. I am once again pleased to report that Palmer received the #1 ranking in Cellular One's 1996 National Customer Satisfaction Survey. This makes four of the last five years that Palmer has held the number one ranking, and is another reflection of our strong customer service effort.

    Palmer continues to focus on improving our coverage and service offerings. During 1996, our engineering group successfully built 50 new cell sites, bringing the Company's total to 215 at year end. During 1997, we plan to invest nearly $40 million to build 70 additional cell sites, and when completed this will extend portable coverage to almost all of the population centers and major highways in our service areas.

    I would also note that we successfully launched our first TDMA digital system in Fort Myers during December. This digital network allows us to offer advanced cellular features and services such as caller-ID, short message paging and extended battery life. This system is performing well and we plan to roll out the rest of our major markets during the first and second quarter of this year.

    I am pleased to announce that in October, Palmer entered into a PCS roaming agreement with AT&T Wireless. AT&T and Palmer's digital networks have been designed to provide seamless roaming to subscribers traveling between each other's systems. Beginning in 1997, we look forward to offering this expanded coverage area to our digital customers. This roaming agreement, coupled with the introduction of digital services and our expanded portable coverage area, positions us to offer our customers one of the most complete and comprehensive network systems in the country.

    Palmer also continues to expand through acquisitions. In 1996, Palmer acquired the Georgia-1 and Georgia-6 RSAs, and last month closed on the acquisition of the Georgia-13 RSA. Altogether these purchases added approximately 21,000 subscribers and increased our total population served by over 570,000. More importantly, these acquisitions were adjacent to Palmer's existing footprint, allowing us to reap significant economies of scale in areas such as network costs, billing and advertising. This "clustering" approach allows us to offer our customers an even larger home service area, while at the same time significantly reducing our operating costs per subscriber. I am proud to say that at $29 per month, Palmer's cash operating cost per subscriber is the lowest in the industry.

    Once again, I want to thank the Palmer Wireless family of employees. Our accomplishments this year would have not been possible without the efforts of each and every member of our organization. In fact, much of Palmer's success is attributable to the professionalism and "what can we do for our customers" attitude of our employees. As the Company continues to expand and as competition increases, it is imperative that we maintain this advantage.

    Looking forward through 1997 and beyond, industry analysts expect the number of wireless subscribers to surpass 100 million by the year 2000. New technologies such as PCS, ESMR and digital will help fuel that growth, but will also bring about a more competitive environment. The winners in this new landscape will be those companies that can offer customers more and better value for less money. Customers will expect it, competition will demand it, and Palmer must provide it.

    We will be up to this challenge.


                                           /s/ WILLIAM J. RYAN
                                           WILLIAM J. RYAN
                                           PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                           MARCH 10, 1997

[PHOTO]

OFFERING CUSTOMERS MORE VALUE FOR LESS

The ability to deliver on your customers' expectations is probably the most critical measure of any communications company. The success or failure in this area will impact a company's ability to retain customers, the perceived level of customer satisfaction and ultimately, the ability to attract new subscribers. This is most important in the smaller markets in which Palmer operates, where "word of mouth" plays a much more important role in the success or failure of marketing to customers.

    Palmer continues to focus its efforts on providing our subscribers with the best value at the lowest possible price. This "best value" approach includes superior network coverage, 24-hour customer service, and easy to understand rate plans that are priced to encourage customers to use their phones and make them part of their everyday lives. By focusing on this fundamental principle, Palmer has enjoyed and will continue to enjoy strong customer growth, low subscriber churn, and superior operating profits.

GROWTH IN SUBSCRIBERS

1996                          279,816
1995                          211,985
1994                          117,224
1993                           65,761
1992                           37,209


COMPREHENSIVE NETWORK COVERAGE

From a customer's viewpoint, nothing is more important than system coverage. The ability to make and receive calls anytime, anywhere is a primary motivation of cellular customers. Failure to live up to customer expectations in this area is a major reason for customer churn.

    Finding ways to improve and enhance Palmer's network is a continuing assignment that Palmer takes very seriously.

CELL SITES IN USE
1996                              215
1995                              148
1994                               92
1993                               59
1992                               41


EXPANDED SYSTEM

Palmer spent approximately $41 million to improve our cellular network during 1996. These expenditures included the construction of 50 additional cell sites bringing the Company's total to 215 at year end. During 1997, Palmer will add 70 new cell sites. When completed, Palmer's nearly 300 cell sites will provide consistent portable coverage to nearly all of the population centers and major highways in our service areas.

    In addition to constructing new cell sites, Palmer continues to expand the use of fiber optic and microwave connections within our cluster. Microwave and fiber optic networks allow the Company to bypass local landline telephone companies when carrying call traffic within our service areas, and thus reduce or eliminate fees paid to these carriers. During 1996, the Company spent approximately $3.6 million on microwave and fiber optic connections and plans to spend approximately $6.0 million during 1997.


STATE-OF-THE-ART DIGITAL TECHNOLOGY

In addition to improved coverage, subscribers also expect state-of-the-art technology. The implementation of digital technology is being driven both by subscriber demand for secure communications and enhanced features, as well as the increased system capacity and reduced incremental capital costs afforded to system operators. While Palmer's current network coverage provides sufficient capacity, the features and benefits of digital technology are an essential part of the Company's future growth plans.

    In December, Palmer launched our first TDMA (Time Division Multiple Access) standard digital system in Fort Myers, Florida. The Company's digital system, using Northern Telecom technology, offers our subscribers new and enhanced features such as secure communications, caller ID, short message paging, and extended battery life.

    In addition, this technology will nearly triple the effective capacity of Palmer's network without reducing our existing analog capability. Digital service will be launched in the rest of Palmer's markets during 1997.

[PHOTO]

[PHOTO]

IMPROVED ROAMING RELATIONSHIPS

Anytime, anywhere communications also means offering customers cellular service outside the Company's existing license areas. Through our membership in the North American Cellular Network (NACN) and other special networking arrangements, Palmer's subscribers enjoy seamless roaming and automatic call delivery to over 5,000 cities in North America, allowing them to place and receive calls without dialing special access codes.

    Historically, one of the problems that has been associated with roaming is the patchwork of rates and access charges customers have paid while roaming in other markets. Customers have been reluctant to use their phone outside their markets because of the cost uncertainty. Palmer, in keeping with our strategy of offering customers greater value, introduced a new roaming program whereby Palmer customers traveling outside their home markets are charged a low flat rate per minute. Typically this flat rate is $.49 per minute in neighboring states and slightly higher for the rest of the country. This program has been well received and has increased usage among our subscribers. As more carriers adopt this approach, Palmer expects roaming to increase as more subscribers become comfortable with using their phones while outside their local markets.

    In October, Palmer became one of the first companies in the wireless industry to enter into a roaming agreement with a PCS provider. Palmer's agreement with AT&T Wireless will allow AT&T's digital customers to connect seamlessly while traveling in Palmer's markets. At the same time, Palmer's digital subscribers will enjoy the use of enhanced features over AT&T's national footprint.

    The introduction of digital services and expanded home rate coverage, coupled with our comprehensive roaming arrangement, position Palmer to offer one of the most complete and extensive network systems in the country.

MARKET PENETRATION
1996             7.5%
1995             6.4%
1994             4.6%
1993             3.5%
1992             2.2%

[PHOTO]

FIRST CLASS CUSTOMER SERVICE

Another essential part of providing customer satisfaction is a strong customer service program. Strong customer service manifests itself in lower customer turnover or "churn" and is a very cost effective way to maintain and improve subscriber loyalty.

     In each of our cellular service markets, Palmer maintains a staff of technical and marketing representatives to handle all customer related functions such as credit, activations, billing adjustments and service calls. These local offices enable Palmer to better service customers, and ensure the technical quality of the local cellular network. Palmer also maintains a 24-hour regional call center. This allows subscribers to report service or account problems at any time of day or night. In addition, Palmer's sophisticated monitoring equipment and on-call technical staff constantly maintain the technical performance of the cellular network.

    To ensure high-quality customer service, the Cellular One Group authorizes an independent marketing research firm to perform annual customer satisfaction surveys of each of its licensees. Palmer was awarded the #1 ranking among all Cellular One licensees in the 1996 Survey. Palmer has earned this distinction four out of the last five years.

[PHOTO]

[PHOTO]

                              BOARD OF DIRECTORS

(Seated, left to right)

WILLIAM J. RYAN                   President and Chief Executive Officer,
                                  Palmer Wireless, Inc.

JAMES S. COWNIE                   Private Investor

VICKIE A. PALMER                  Chairman,
                                  Palmer Chiropractic University System



(Standing, left to right)

ROBERT G. ENGELHARDT              Executive Vice President and Secretary,
                                  Palmer Wireless, Inc.

THOMAS D. MCCLOSKEY, JR.          Chairman,
                                  McCloskey Enterprises, Inc.

KERMIT S. SUTTON                  President,
                                  Sutton Companies

CLARK R. MANDIGO                  Investor,
                                  Business Consultant

[PHOTO]

                               CORPORATE OFFICERS

(Back row, left to right)

WILLIAM J. RYAN            President and
                           Chief Executive Officer

ROBERT G. ENGELHARDT       Executive Vice President
                           and Secretary

M. WAYNE WISEHART          Vice President,
                           Treasurer and
                           Chief Financial Officer

LEON J. HENSEN             Senior Vice President

K. PATRICK MEEHAN          Vice President,
                           General Counsel


(Front row, left to right)

STEVEN M. CARLSON          Vice President,
                           Western Region

KATHRYN M. JOHNSON         Vice President,
                           Eastern Region

MARGARET K. OSBORNE        Vice President,
                           Marketing

DONNA F. GAPEN             Vice President,
                           Human Resources

JAMES E. FREDRICKSON       Vice President,
                           Engineering

PALMER WIRELESS' CELLULAR LICENSE INTERESTS

                                                                  NET
                                             1996               COMPANY             OWNERSHIP          DATE SYSTEM
MARKETS                                   POPULATION*            POPS               PERCENTAGE         OPERATIONAL
------------------------------------------------------------------------------------------------------------------
  AUGUSTA, GEORGIA                         438,857              438,857                100%                4/87
-----------------------------------------------------------------------------------------------------------------
  Augusta - Aiken
-----------------------------------------------------------------------------------------------------------------
  FORT MYERS, FLORIDA                      382,962              379,132                 99%                8/87
-----------------------------------------------------------------------------------------------------------------
  Fort Myers - Cape Coral
-----------------------------------------------------------------------------------------------------------------
  MACON, GEORGIA                           313,240              310,277               99.1%               12/88
-----------------------------------------------------------------------------------------------------------------
  Macon - Warner Robins
-----------------------------------------------------------------------------------------------------------------
  MONTGOMERY, ALABAMA                      319,305              293,421               91.9%                8/88
-----------------------------------------------------------------------------------------------------------------
  Montgomery
-----------------------------------------------------------------------------------------------------------------
  SAVANNAH, GEORGIA                        283,465              279,172               98.5%                3/88
-----------------------------------------------------------------------------------------------------------------
  Savannah
-----------------------------------------------------------------------------------------------------------------
  COLUMBUS, GEORGIA                        251,568              213,480               84.9%               11/88
-----------------------------------------------------------------------------------------------------------------
  Columbus
-----------------------------------------------------------------------------------------------------------------
  GEORGIA -1 RSA                           223,935              223,935                100%               10/92
-----------------------------------------------------------------------------------------------------------------
  Dalton
-----------------------------------------------------------------------------------------------------------------
  GEORGIA-12 RSA                           209,668              209,668                100%               10/91
-----------------------------------------------------------------------------------------------------------------
  Brunswick - St. Marys - Hinesville
-----------------------------------------------------------------------------------------------------------------
  GEORGIA-6 RSA                            199,675              189,369               94.8%                4/93
-----------------------------------------------------------------------------------------------------------------
  Griffin
-----------------------------------------------------------------------------------------------------------------
  ALABAMA-8 RSA                            173,167              173,167                100%                7/93
-----------------------------------------------------------------------------------------------------------------
  Auburn - Eufaula
-----------------------------------------------------------------------------------------------------------------
  GEORGIA-8 RSA                            157,272              157,272                100%               10/91
-----------------------------------------------------------------------------------------------------------------
  Statesboro - Swainsboro
-----------------------------------------------------------------------------------------------------------------
  GEORGIA-10 RSA                           149,712              149,712                100%               10/91
-----------------------------------------------------------------------------------------------------------------
  Douglas - Hazlehurst - Eastman
-----------------------------------------------------------------------------------------------------------------
  PANAMA CITY, FLORIDA                     145,711              113,525               77.9%                9/88
-----------------------------------------------------------------------------------------------------------------
  Panama City
-----------------------------------------------------------------------------------------------------------------
  DOTHAN, ALABAMA                          134,771              124,434               92.3%                2/89
-----------------------------------------------------------------------------------------------------------------
  Dothan
-----------------------------------------------------------------------------------------------------------------
  GEORGIA-7 RSA                            134,325              134,325                100%               10/91
-----------------------------------------------------------------------------------------------------------------
  Dublin - Milledgeville
-----------------------------------------------------------------------------------------------------------------
  GEORGIA-9 RSA                            119,253              119,253                100%                9/92
-----------------------------------------------------------------------------------------------------------------
  Americus - Cordele - Dawson
-----------------------------------------------------------------------------------------------------------------
  ALBANY, GEORGIA                          118,156               97,726               82.7%                4/88
-----------------------------------------------------------------------------------------------------------------
  Albany

                                                     *Source: Ninth Edition CACI

                                    [MAP]

CELLULAR ONE(R)

                                                         (As of January 1, 1997)

FIVE-YEAR CONDENSED FINANCIAL DATA

(Dollar amounts in thousands, except per share data)

                                                                         Years ended December 31,
                                           ----------------------------------------------------------------------------------
                                                1992              1993               1994              1995             1996
                                                ----              ----               ----              ----             ----
CONSOLIDATED STATEMENT OF
OPERATIONS DATA:
Total revenues                             $  27,301         $  41,458          $  68,979          $104,906         $159,743
Engineering, technical and other
    direct expenses                            5,395             7,343             12,776            18,184           28,717
Cost of equipment                              5,071             7,379             11,546            14,146           17,944
Selling, general and administrative
    expenses                                   9,458            13,886             19,757            30,990           46,892
Depreciation and amortization                 11,687            10,689              9,817            15,004           25,013
                                           ----------        ----------         ----------         ---------        ---------
Operating income (loss)                    $  (4,310)        $   2,161          $  15,083          $ 26,582         $ 41,177

Interest expense, net                         (8,290)           (9,006)           (12,715)          (21,213)         (31,462)
Other, net                                        (5)             (590)               (70)             (687)            (429)
Minority interest share of
  (income) losses                                377                83               (636)           (1,078)          (1,880)
Income taxes                                       -                 -                  -            (2,650)          (2,724)
                                           ----------        ----------         ----------         ---------        ---------
Net income (loss)                          $ (12,228)        $  (7,352)         $   1,662          $    954         $  4,682
                                           ==========        ==========         ==========         =========        =========

Net income (loss) per share                $    (.68)        $    (.41)         $     .09          $    .04         $    .18
                                           ==========        ==========         ==========         =========        =========
OTHER DATA:
Operating income before
  depreciation and amortization (1)        $   7,377         $  12,850          $  24,900          $ 41,586         $ 66,190
Capital expenditures                       $   3,835         $  13,304          $  22,541          $ 36,564         $ 41,445



                                                                              December 31,
                                        ---------------------------------------------------------------------------------------
                                                1992              1993               1994              1995             1996
                                                ----              ----               ----              ----             ----
CONSOLIDATED BALANCE SHEET DATA:
Cash                                     $       443        $    1,670         $    2,998        $    3,436       $    1,698
Working capital (deficit)                       (740)              799              2,490            (1,435)             296
Property, plant, and equipment, net           17,371            23,918             51,884           100,936          132,438
Licenses and other intangibles, net          103,901           114,955            199,265           332,850          387,067
Total assets                                 127,867           150,054            273,020           462,871          549,942
Total debt (2)                               106,811           131,361            245,609           350,441          343,662
Equity                                        10,659             3,244              4,915            74,553          164,930

(1) Operating income before depreciation and amortization should not be considered in isolation or as an alternative to net income (loss), operating income (loss) or any other measure of performance under generally accepted accounting principles ("GAAP"). The Company believes that operating income before depreciation and amortization is viewed as a relevant supplemental measure of performance in the cellular telephone industry.

(2) Includes current installments of long-term debt, notes payable and amounts due PCI.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following discussion is intended to facilitate an understanding and assessment of significant changes and trends related to the financial condition and results of operations of the Company. This discussion should be read in conjunction with the Company's Consolidated Financial Statements and related notes thereto. References to the Company also include its predecessor, Palmer Cellular Partnership.


OVERVIEW

Palmer Communications Incorporated ("PCI"), the Company's parent, entered the cellular telephone business in 1987 when it executed a management agreement with the owner of the non-wireline cellular permit to construct and operate a cellular telephone system for the Fort Myers, Florida, Metropolitan Statistical Area ("MSA"). The Fort Myers system became operational in August 1987, and PCI purchased the system in March 1988. In 1989, PCI transferred all of its cellular telephone interests to the Company. As a result of acquisitions of additional cellular telephone systems, as well as internal subscriber growth, the Company's operations have grown to serve 279,816 subscribers as of December 31, 1996, in Florida, Georgia, Alabama, and South Carolina in a total of 17 licensed service areas composed of nine MSAs and eight Rural Service Areas ("RSAs").

      The Company's revenues consist of service revenue and equipment sales and installation. Service revenue includes access charges (generally a monthly charge), usage charges (based upon per minute usage rates), roaming charges (fees charged for providing services to subscribers of other cellular telephone systems when such subscribers or "roamers" place or receive a phone call within one of the Company's service areas), long distance charges derived from long distance calls placed by the Company's subscribers and other charges, including, among other things, connection charges for initial activation on the cellular telephone system, and feature services such as voice mail, call forwarding and call waiting.

GROWTH IN TOTAL REVENUES (In Thousands)
1996                           $159,743
1995                           $104,906
1994                            $68,979
1993                            $41,458
1992                            $27,301


      The Company's revenues have grown primarily by increasing the number of its subscribers, both by improving its penetration rate (determined by dividing the aggregate number of subscribers by estimated population) in cellular telephone systems owned by the Company and by acquiring or constructing new cellular telephone systems. The Company's subscribers increased from 22,536 at the beginning of 1992 to 279,816 as of December 31, 1996. During the same period, the Company's penetration rate in its cellular telephone systems increased from 1.45% at the beginning of 1992 to 7.45% as of December 31, 1996. The Company also made several acquisitions between 1992 and 1996, as later described.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)


    On average, new subscribers use less airtime and generate less revenue per subscriber than existing subscribers. Therefore, airtime usage and service revenue generally do not increase proportionately with increases in numbers of subscribers. As a result, although the Company's total revenue has increased each year, its average minutes of usage per subscriber and its average monthly revenue per subscriber have decreased over time as new subscribers have been added. The Company expects these trends to continue in its existing cellular telephone systems as its penetration rate increases.

GROWTH IN POPULATION SERVED (in thousands)
1996             3,755
1995             3,307
1994             2,561
1993             1,890
1992             1,692


    The Company believes that its cost to add a net subscriber continues to be among the lowest in the cellular telephone industry, primarily because of its in-house direct sales and marketing staff. Although much of the cellular telephone industry markets through third-party agents, since 1992, the Company has sold its products and services almost exclusively through an internal sales force that works principally out of retail stores in which the Company offers a full line of cellular telephone products and services. The Company's shift to nearly exclusive use of an internal sales force resulted in significant decreases in its cost to add a net subscriber during 1992-1993. Starting in 1994, increased losses from the Company's sales of cellular telephones caused this downward trend in cost to add a net subscriber to slowly reverse itself. The Company anticipates that its cost to add a net subscriber will continue to increase at a modest rate as savings associated with its nearly exclusive use of an internal sales force are fully realized, while other components of its calculation of cost to add a net subscriber continue to increase. In addition to sales and marketing expenses, the Company's computation of its cost to add a net subscriber includes losses on cellular telephone sales, installation services, credit reference services and an allocation of rental expenses related to the Company's retail stores.

    The Company currently has a microwave network in Alabama which connects the Montgomery, Alabama MSA and the Alabama-8 RSA with the mobile telephone switching office ("MTSO") in Dothan, Alabama. This microwave network connects cellular switching equipment to cell sites without utilizing local landline telephone carriers, thereby reducing or eliminating fees paid to landline carriers. During 1995, the Company spent $1.5 million to build additional microwave connections between Dothan and Montgomery, Alabama, and between Brunswick and Savannah, Georgia, as well as to complete a network in Fort Myers, Florida. During 1996, the Company spent $2.6 million to build a fiber optic network between Dothan, Alabama and Panama City, Florida. The installation of this fiber optic network resulted in significant savings to the Company by the substantial reduction or elimination of fees paid to landline carriers. In addition, this network provides the Company with excess capacity to lease to third parties or trade for alternate fiber optic routes.

            Prior to 1994, the Company's customer billing was performed by a third-party vendor. In January 1994, the Company began performing billing functions in-house, which significantly reduced customer service costs. The conversion to the in-house customer billing system reduced annual billing costs per subscriber from approximately $39 in 1993 to approximately $22 in 1994, $19 in 1995, and $19 in 1996. Since 1993, the Company spent approximately $2.0 million in capital expenditures for its in-house billing system. The software utilized for in-house billing is leased from its previous third-party vendor. Therefore, no change has occurred in billing function, or operation.

            The Company made significant acquisitions between 1992 and 1996. In June 1992, the Company invested $6.0 million for a 100% interest in the license to construct and operate the non-wireline cellular telephone system serving the Georgia-9 RSA. In April 1993, the Company invested $10.9 million for a 100% interest in the license to construct and operate the non-wireline cellular telephone system serving the Alabama-8 RSA. In October 1994, the Company invested $91.7 million for a 100% interest in the non-wireline cellular telephone systems serving Georgia-7 RSA, Georgia-8 RSA, Georgia-10 RSA and Georgia-12 RSA ("the Georgia Acquisition").

            In December 1995, the Company acquired the cellular telephone systems serving the Augusta and Savannah MSAs for an aggregate purchase price of $158.4 million ("the GTE Acquisition"). The cellular telephone systems in these MSAs serve a geographic territory in eastern Georgia and a portion of South Carolina that is adjacent to the Company's other markets - Georgia-8 RSA and Georgia-12 RSA. In the GTE acquisition, the Company also acquired the interim authority to provide cellular service to the southern portions of South Carolina RSA Market Nos. 631 and 632, otherwise known as South Carolina-7 RSA and South Carolina-8 RSA, respectively, which serve a geographic territory that is adjacent to Company's other markets - Georgia-8 RSA as well as the Augusta and Savannah, Georgia MSAs. The Company has no subscribers in South Carolina-7 RSA and South Carolina-8 RSA; however, it provides roaming access to its own subscribers and others when they travel in these two service areas by utilizing its existing cell sites.

            On June 20, 1996, the Company acquired the cellular telephone systems serving the Georgia RSA Market No. 371, Georgia-1 RSA for a total purchase price of $31.6 million. The Georgia-1 RSA cellular telephone system serves a geographic territory of northwest Georgia between Chattanooga and Atlanta, and includes the cities of Dalton, Chatsworth and Calhoun, Georgia.

            On July 5, 1996, two of the Company's majority-owned subsidiaries acquired the cellular telephone system serving Georgia RSA Market No. 376, Georgia-6 RSA for a total purchase price of $36.0 million. The Georgia-6 RSA cellular telephone system serves a geographic territory of west central Georgia between the Company's Macon and Columbus markets and Atlanta, including the cities of Griffin and Thomaston.

PALMER OWNED SYSTEMS
1996                    17
1995                    15
1994                    13
1993                     9
1992                     8

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)


         On February 1, 1997, one of the Company's majority-owned subsidiaries acquired the cellular telephone system serving Georgia RSA Market No. 383, Georgia-13 RSA for a total purchase price of $30.0 million, subject to certain adjustments. The Georgia-13 RSA cellular telephone system serves a geographic territory of southwest Georgia, including the cities of Bainbridge and Thomasville, and is adjacent to the Company's Albany and Dothan markets. The recent acquisitions are consistent with the Company's acquisition paradigm of building a strong regional footprint in the southeast.

         During 1992-1996, the Company made various purchases of minority interests in its existing cellular telephone systems aggregating $10.5 million. These acquisitions have had no effect on combined total revenues or expenses, other than amortization and interest, but have decreased the minority interests' participation in the Company's results for succeeding periods. The Company expects to acquire additional minority interests in the future.

         These acquisitions and related capital expenditures are reflected in the Company's increased total revenue, total expenses and operating income before depreciation and amortization. Because the Company's acquisitions included some licenses with construction permits rather than operating systems, and some partially built operating systems, substantial capital expenditures were required to construct cell sites in the acquired cellular telephone systems. Currently, small portions of the RSAs acquired in the Georgia Acquisition do not have cellular telephone service. In 1996, the Company spent $5.2 million on capital expenditures for the cellular telephone systems acquired in the Georgia Acquisition and $4.0 million on capital expenditures for cellular telephone systems acquired in the GTE Acquisition to provide service to the unserved areas of these systems.

         Acquisitions and related capital expenditures have required the Company to incur considerable additional debt, which has increased the Company's interest expense for periods subsequent to its incurrence. The Company and its lenders amended and restated the Credit Facility (as defined in "Liquidity and Capital Resources - Credit Facility") effective in December 1995 to increase the lenders' commitment from $275.0 million to $500.0 million and to make certain other changes, including providing for: (i) an extension of the loan maturity date to June 30, 2004; (ii) a consent permitting the transactions contemplated by the GTE Acquisition; (iii) the incurrence by the Company of up to $200.0 million in structurally subordinated debt, on terms and conditions reasonably satisfactory to the Majority Banks (as defined in the Credit Facility); and (iv) the application of the net proceeds of an equity offering to reduce amounts outstanding under the Credit Facility without reducing the lenders' commitments thereunder. See "Liquidity and Capital Resources - Credit Facility".

PALMER EMPLOYEES
1996                      627
1995                      521
1994                      395
1993                      240
1992                      158

RESULTS OF OPERATIONS

The following table sets forth the percentage which certain amounts bear to the Company's total revenue.

                                                                             Years Ended December 31,
                                                           ================================================================
                                                              1992         1993          1994         1995           1996
                                                              ----         ----          ----         ----           ----
Revenue:
    Service . . . . . . . . . . . . . . . . . . . . . . .     84.3%        84.8%         88.5%        92.2%          94.6%
    Equipment Sales and Installation  . . . . . . . . . .     15.7        15 .2          11.5          7.8            5.4
                                                             -------     --------       -------      -------        -------
      Total Revenue . . . . . . . . . . . . . . . . . . .    100.0       100 .0         100.0        100.0          100.0
                                                             -------     --------       -------      -------        -------
Operating Expenses:
    Engineering, Technical and Other Direct:
      Engineering and Technical (1) . . . . . . . . . . .     10.3         8 .8           8.1          7.6            7.9
      Other Direct Costs of Services (2)  . . . . . . . .      9.4         8 .9          10.5          9.7           10.1
    Cost of Equipment (3) . . . . . . . . . . . . . . . .     18.6         17.8          16.7         13.5           11.2
    Selling, General and Administrative:
      Sales and Marketing (4) . . . . . . . . . . . . . .     10.3         9 .4           8.8          8.7            8.6
      Customer Service (5)  . . . . . . . . . . . . . . .      7.0         7 .2           5.6          6.0            5.9
      General and Administrative (6)  . . . . . . . . . .     17.4         16.9          14.2         14.9           14.9
    Depreciation and Amortization . . . . . . . . . . . .     42.8         25.8          14.2         14.3           15.7
                                                             -------     --------       -------      -------        -------
      Total Operating Expenses  . . . . . . . . . . . . .    115.8         94.8          78.1         74.7           74.3
                                                             -------     --------       -------      -------        -------
Operating Income (Loss) . . . . . . . . . . . . . . . . .    (15.8)%       5 .2%         21.9%        25.3%          25.7%
                                                             =======     ========       =======      =======        =======
Operating Income before Depreciation and
      Amortization (7)  . . . . . . . . . . . . . . . . .     27.0%        31.0%         36.1%        39.6%          41.4%
                                                             =======     ========       =======      =======        =======

================================================================================

(1) Consists of costs of cellular telephone network, including inter-trunk costs, span-line costs, cell site repairs and maintenance, cell site utilities, cell site rent, engineers' salaries and benefits and other operational costs.

(2) Consists of net costs of roaming, costs of long distance, costs of interconnection with wireline telephone companies and other costs of services.

(3) Consists primarily of the costs of the cellular telephones and accessories sold.

(4) Consists primarily of salaries and benefits of sales and marketing personnel, employee and agent commissions and advertising and promotional expenses.

(5) Consists primarily of salaries and benefits for customer service personnel, costs of printing and mailing billings generated in-house in 1994, 1995, and 1996, and fees paid to a third-party vendor of customer service billing prior to 1994.

(6) Includes salaries and benefits of general and administrative personnel and other overhead expenses.

(7) Operating income before depreciation and amortization should not be considered in isolation, or as an alternative to net income (loss), operating income (loss) or any other measure of performance under generally accepted accounting principles. The Company believes that operating income before depreciation and amortization is viewed as a relevant supplemental measure of performance in the cellular telephone industry.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

YEAR ENDED DECEMBER 31, 1996 COMPARED TO
YEAR ENDED DECEMBER 31, 1995

[PHOTO]

REVENUE. Service revenue totaled $151.1 million for 1996, an increase of $54.4 million or 56.3% over $96.7 million for 1995. This increase was due primarily to a 69.7% increase in the average number of subscribers to 241,255 in 1996 from 142,147 in 1995. The increase in subscribers is the result of internal growth, which the Company attributes primarily to its sales and marketing efforts, and recent acquisitions. The GTE Acquisition accounted for 41,163 subscribers at December 31, 1996. Service revenue attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $24.6 million for 1996 as compared to $2.0 million for the one month ended December 31, 1995.

         Average monthly service revenue per subscriber decreased to $52.20 for 1996 from $56.68 for 1995. This decrease occurred because, on average, new subscribers use less airtime and generate less revenue per subscriber than existing subscribers as is customary in the cellular telephone industry. Therefore, airtime usage and service revenue did not increase in proportion to the increase in subscribers. In addition, the Company entered into revised roaming agreements with certain of its neighboring carriers. These agreements provide for reciprocal lower roaming rates per minute of use. This resulted in lower roaming revenue for the Company, but also resulted in offsetting lower direct costs of services when the Company's subscribers were roaming on these neighboring systems.

         Equipment sales and installation revenue, which consists primarily of cellular subscriber equipment sales, increased to $8.6 million for 1996 from $8.2 million for 1995, a 4.9% increase, due primarily to the increase in gross subscriber activations offset by lower cellular phone prices. While equipment sales and installation revenue increased slightly for 1996 from 1995, it decreased as a percentage of total cellular revenue to 5.4% for 1996 from 7.8% for 1995, reflecting the increased recurring annual revenue base as well as lower cellular equipment prices charged to customers. Equipment sales and installation revenue attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $ 1.0 million for 1996 as compared to $0.1 million for the one month ended December 31, 1995.

OPERATING EXPENSES. Engineering and technical expenses increased by 57.5% to $12.6 million for 1996 from $8.0 million for 1995, due primarily to the 32.0% increase in the number of subscribers. As a percentage of revenue, engineering and technical expenses increased to 7.9% for 1996 from 7.6% for 1995 due to additional costs incurred for the recent acquisitions and recurring costs associated with the Company's system development and expansion. Such development is done for the purpose of increasing capacity and improving coverage. Engineering and technical expenses attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $2.8 million for 1996 as compared to $0.2 million for the one month ended December 31, 1995.

         Other direct costs of services increased 58.3% to $16.1 million for 1996 from $10.2 million for 1995. As a percentage of revenue, other direct costs of services increased to 10.1% for 1996 from 9.7% for 1995. This increase in other direct costs of services as a percentage of revenue was due primarily to the Company subsidizing more roaming costs for competitive reasons. Other direct costs of service attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $1.6 million for 1996 as compared to $0.2 million for the one month ended December 31, 1995.

         Cost of equipment increased 26.8% to $17.9 million for 1996 from $14.1 million for 1995, due primarily to the increase in gross subscriber activations for the same period. The equipment sales margin decreased to (108.1%) for 1996 from (72.1%) for 1995. In an effort to address market competition and improve market share, the Company sold more telephones below cost in 1996 than in 1995. The cost of equipment attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $3.1 million for 1996 as compared to $0.2 million for the one month ended December 31, 1995.

         Sales and marketing costs increased 50.2% to $13.7 million for 1996 from $9.1 million for 1995. This increase is primarily due to the 28.1% increase in gross subscriber activations and the resulting increase in salaries and commissions. Sales and marketing costs as a percentage of total revenue remained relatively flat at 8.6% for 1996 and 8.7% for 1995. The Company's cost to add a net subscriber, including losses on cellular telephone sales, increased to $407 for 1996 from $276 for 1995. This increase in cost to add a net subscriber was caused primarily by additional advertising and fixed marketing overhead associated with the systems acquired in the GTE Acquisition, which are not yet generating the offsetting gains in net subscribers. In addition, there were increased losses from the Company's sales of cellular telephones. Sales and marketing costs attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $2.8 million in 1996 as compared to $0.2 million for the one month ended December 31, 1995.


MONTHLY CASH OPERATING COSTS PER SUBSCRIBER
1996                      $29
1995                      $32
1994                      $36
1993                      $40
1992                      $48


         Customer service costs increased 49.9% to $9.4 million for 1996 from $6.3 million for 1995. As a percentage of revenue, customer service costs remained relatively flat at 5.9% and 6.0% for 1996 and 1995, respectively. Customer service costs attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $1.9 million in 1996 as compared to $0.2 million for the one month ended December 31, 1995.

         General and administrative expenses increased 52.5% to $23.8 million for 1996 from $15.6 million for 1995 and remained flat as a percentage of revenue at 14.9% for 1996 and 1995. As the Company continues to add more subscribers and generate associated revenue, general and administrative expenses should decrease as a percentage of total revenues. The general and administrative costs attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $3.4 million for 1996 as compared to $0.4 million for the one month ended December 31, 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)


         Depreciation and amortization increased 66.7% to $25.0 million for 1996 from $15.0 million for 1995. This increase is primarily due to the depreciation and amortization associated with the recent acquisitions and additional capital expenditures. Depreciation and amortization attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $6.2 million for 1996 as compared to $0.5 million for the one month ended December 31, 1995.

         Operating income for 1996 increased 54.9% to $41.2 million, an increase of $14.6 million over operating income for 1995. This improvement in operating results is attributed primarily to increases in revenue which exceeded increases in operating expenses. Operating income attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $3.8 million for 1996 as compared to $0.2 million for the one month ended December 31, 1995.

OPERATING CASH FLOW (In Thousands)
1996                      $66,190
1995                      $41,586
1994                      $24,900
1993                      $12,850
1992                       $7,377


YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

REVENUE. Service revenue totaled $96.7 million for 1995, an increase of $35.7 million or 58.4% over $61.0 million for 1994. This increase was due primarily to a 67.8% increase in the average number of subscribers to 142,147 in 1995 from 84,718 in 1994. The increase in subscribers was the result of internal growth, which the Company attributes primarily to its sales and marketing efforts, and the GTE Acquisition. During 1995, the Company added 13,098 net subscribers in the Georgia Acquisition, bringing the total subscribers served by those systems to 25,238 at December 31, 1995. Service revenue attributable to the cellular telephone systems acquired in the Georgia Acquisition totaled $12.3 million for 1995 as compared to $1.6 million for the two months ended December 31, 1994. The GTE Acquisition increased the Company's subscribers by 34,904 at December 31, 1995. Service revenue attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $2.0 million for the one month ended December 31, 1995, and is included in the Company's 1995 results of operations.

         Average monthly service revenue per subscriber decreased to $56.68 for 1995 from $60.02 for 1994. This decrease occurred because, on average, new subscribers use less airtime and generate less revenue per subscriber than existing subscribers as is customary in the cellular telephone industry. Therefore, airtime usage and service revenue did not increase in proportion to the increase in subscribers.

         Equipment sales and installation revenue, which consists primarily of cellular subscriber equipment sales, increased to $8.2 million for 1995 from $8.0 million for 1994, a 3.3% increase, due primarily to the increase in subscriber activations offset by lower cellular phone prices. While equipment sales and installation revenue increased slightly for 1995 from 1994, it decreased as a percentage of total cellular revenue to 7.8% for 1995 from 11.5% for 1994, reflecting the increased recurring annual revenue base as well as lower cellular equipment prices charged to customers. Equipment sales and installation revenue attributable to the cellular telephone systems acquired in the Georgia Acquisition totaled $1.1 million for 1995 as compared to $0.2 million for the two months ended December 31, 1994. Equipment sales and installation revenue attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $0.1 million for the one month ended December 31, 1995 and is included in the Company's results of operations for 1995.

OPERATING EXPENSES. Engineering and technical expenses increased by 43.2% to $8.0 million for 1995 from $5.6 million for 1994, due primarily to the increase in subscribers. As a percentage of revenue, engineering and technical expenses decreased to 7.6% for 1995 from 8.1% for 1994. Engineering and technical expenses attributable to the cellular telephone systems acquired in the Georgia Acquisition totaled $2.4 million for 1995 as compared to $0.3 million for the two months ended December 31, 1994. Engineering and technical expenses attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $0.2 million for the one month ended December 31, 1995 and are included in the Company's results of operations for 1995.

         Other direct costs of services increased 41.7% to $10.2 million for 1995 from $7.2 million for 1994. As a percentage of revenue, other direct costs of services decreased to 9.7% for 1995 from 10.5% for 1994. This decrease in other direct costs of services as a percentage of revenue was due primarily to the Company improving its roaming agreements with neighboring cellular service providers, spreading its fixed charges over a larger revenue base, and bringing its intramarket roaming settlements in-house. Other direct costs of service attributable to the cellular telephone systems acquired in the Georgia Acquisition totaled $1.1 million for 1995 as compared to $0.2 million for the two months ended December 31, 1994. Other direct costs of service attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $0.2 million for the one month ended December 31, 1995 and are included in the Company's results of operations for 1995.

         Cost of equipment increased 22.5% to $14.1 million for 1995 from $11.5 million for 1994, due primarily to the increase in gross subscriber activations for the same

[PHOTO]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)


period. The equipment sales margin decreased to (72.1%) for 1995 from (45.1%) for 1994. In an effort to address market competition and improve market share, the Company sold more telephones below cost in 1995 than in 1994. The cost of equipment attributable to the cellular telephone systems acquired in the Georgia Acquisition totaled $2.4 million for 1995 as compared to $0.3 million for the two months ended December 31, 1994. The cost of equipment attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $0.2 million for the one month ended December 31, 1995 and is included in the Company's results of operations for 1995.

         Sales and marketing costs increased 51.5% to $9.1 million for 1995 from $6.0 million for 1994. This increase is primarily due to the 49.1% increase in gross subscriber activations and the resulting increase in salaries and commissions. Sales and marketing costs as a percentage of total revenue remained relatively flat at 8.7% for 1995 and 8.8% for 1994. The Company's cost to add a net subscriber, including losses on cellular telephone sales, increased to $276 for 1995 from $247 for 1994. This increase in cost to add a net subscriber was caused primarily by increased losses from the Company's sales of cellular telephones. Sales and marketing costs attributable to the cellular telephone systems acquired in the Georgia Acquisition totaled $1.7 million for 1995 as compared to $0.3 million for the two months ended December 31, 1994. Sales and marketing costs attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $0.2 million for the one month ended December 31, 1995 and are included in the Company's results of operations for 1995.

         Customer service costs increased 62.0% to $6.3 million for 1995 from $3.9 million for 1994 and increased as a percentage of total revenue to 6.0% for 1995 from 5.6% for 1994. This increase is primarily due to an increase in subscribers, to operating costs associated with the newly established regional customer service call centers in Montgomery, Alabama and Savannah, Georgia and to non-recurring expenditures incurred in connection with the implementation of new area codes in the Company's Alabama and Fort Myers, Florida service areas. Customer service costs attributable to the cellular telephone systems acquired in the Georgia Acquisition totaled $0.9 million for 1995 as compared to $0.2 million for the two months ended December 31, 1994. Customer service costs attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $0.2 million for the one month ended December 31, 1995 and are included in the Company's results of operations for 1995.

         General and administrative expenses increased 58.2% to $15.6 million for 1995 from $9.8 million for 1994 and increased as a percentage of total revenue to 14.9% for 1995 from 14.2% for 1994 due primarily to the increase in the number of subscribers, as well as the Georgia and GTE Acquisitions. Fixed general and administrative costs attributable to the acquisitions are incurred prior to the development of the subscriber base and the generation of associated revenue. As the Company continues to add more subscribers and generate associated revenue, general and administrative expenses should decrease as a percentage of total revenues. The general and administrative costs attributable to the cellular telephone systems acquired in the Georgia Acquisition totaled $3.2 million for 1995 as compared to $0.4 million for the two months ended December 31, 1994. The general and administrative costs attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $0.4 million for the one month ended December 31, 1995 and are included in the Company's results of operations for 1995.

         Depreciation and amortization increased 52.8% to $15.0 million for 1995 from $9.8 million for 1994. This increase is primarily due to the depreciation and amortization associated with the acquisitions and additional capital expenditures. Depreciation and amortization attributable to the cellular telephone systems acquired in the Georgia Acquisition totaled $3.6 million for 1995 as compared to the $0.7 million for the two months ended December 31, 1994. Depreciation and amortization attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $0.5 million for the one month ended December 31, 1995 and are included in the Company's results of operations for 1995.

         Operating income for 1995 increased 76.2% to $26.6 million, an increase of $11.5 million over operating income for 1994. This improvement in operating results is attributed primarily to increases in revenue which exceeded increases in operating expenses. Operating income (loss) attributable to the cellular telephone systems acquired in the Georgia Acquisition totaled $(2.0) million for 1995 as compared to $(0.6) million for the two months ended December 31, 1994. Operating income attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $0.2 million for the one month ended December 31, 1995 and is included in the Company's results of operations for 1995.


NET INTEREST EXPENSE, OTHER EXPENSE, INCOME TAX EXPENSE, AND NET INCOME

Net interest expense increased 48.3% to $31.5 million for 1996 from $21.2 million for 1995 due primarily to debt incurred for the recent acquisitions and the amortization of deferred financing fees related to the Credit Facility (as defined in "Liquidity and Capital Resources"). For 1995, net interest expense increased 66.8% to $21.2 million from $12.7 million for 1994 due primarily to debt incurred for the Georgia and GTE Acquisitions, the amortization of deferred financing fees related to the Credit Facility, and increased interest rates.

         Other expense was $0.4 million in 1996, $0.7 million in 1995 and $0.1 million in 1994. Other expense consists primarily of the disposal of certain assets by the Company and other non-operating expenses.

         Income tax expense was $2.7 million for both 1996 and 1995 compared to none in 1994. The $2.7 million income tax expense in 1995 was a non-recurring deferred income tax charge related to the difference between the financial statement and income tax return basis of certain assets and liabilities of Palmer Cellular Partnership ("the Partnership"), predecessor of the Company. In connection with the Company's initial public offering of securities in March, 1995, all of the assets and liabilities of the Partnership were exchanged for stock in the Company. Due to the exchange, a deferred tax liability was recorded to reflect the difference between the financial statement and income tax return basis in these assets and liabilities. See notes 2 and 5 to the Company's consolidated financial statements.

         Net income for 1996 was $4.7 million, or $.18 per share of common stock, compared to net income of $1.0 million, or $.04 per share of common stock for 1995. The increase in net income is primarily attributable to increases in revenue which exceeded increases in operating expenses. Net income for 1994 was $1.7 million, or $.09 of common stock. The decrease in net income per share between 1995 and 1994 is primarily attributable to interest expense on debt incurred for the Georgia Acquisition and the GTE Acquisition, and income tax expense.


LIQUIDITY AND CAPITAL RESOURCES - GENERAL

The Company's long-term capital requirements consist of funds for capital expenditures, acquisitions, and debt service. Historically, the Company has met its capital requirements primarily through equity contributions, bank and intercompany debt, and, to a lesser extent, through operating cash flow. The Company does not anticipate that it will have access to loans or other financial support from PCI or any of its subsidiaries (other than subsidiaries of the Company).

         In 1996, the Company spent approximately $41.4 million for capital expenditures. The Company expects to spend $50 million and $40 million for capital expenditures for the years ended December 31, 1997 and 1998, respectively. The Company expects to use net cash provided by operating activities to fund such capital expenditures.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)


         Any acquisitions by the Company of ownership interests in cellular telephone systems may be for cash, securities or a combination of cash and securities. To the extent that the Company uses cash for all or part of any such acquisitions, it expects to raise such cash from borrowings under the Credit Facility or, if feasible and attractive, issuance of securities. The Credit Facility, however, places certain conditions and other restrictions on the Company's ability to make such acquisitions. See "Credit Facility" below.

         On June 18, 1996, the Company issued 5,000,000 shares of Class A Common Stock in a public offering for net proceeds of $94.2 million which were used to reduce the amount outstanding under the Credit Facility.

         In the fourth quarter of 1996, the Company repurchased 600,000 shares of Class A Common Stock.

         The Company believes that operating cash flow and borrowings available under the Credit Facility (including amounts repaid with the net proceeds of any permitted equity offering) will provide sufficient financial resources to satisfy the Company's debt service requirements and to meet the Company's currently anticipated capital and other expenditure requirements over at least the next two years. However, there can be no assurance that the Company will not require future financing or that, if so required, such financing will be available, or that the terms thereof will be attractive to the Company.

TOTAL DEBT OUTSTANDING (In Thousands)
1996                      $343,662
1995                      $350,441
1994                      $245,609
1993                      $131,361
1992                      $106,811


LIQUIDITY AND CAPITAL RESOURCES - CREDIT FACILITY

The Company currently has a $500.0 million revolving credit facility with a syndicate of 21 banks (the "Credit Facility").

         On December 1, 1995, the Company and its lenders amended and restated the Credit Facility to increase the lenders' commitments from $275.0 million to $500.0 million and to make certain other changes, including providing for (i) an extension of the loan maturity date to June 30, 2004; (ii) a consent permitting the transactions contemplated by the GTE Acquisition; (iii) the incurrence by the Company of up to $200.0 million in structurally subordinated debt, on terms and conditions reasonably satisfactory to the Majority Banks (as defined in the Credit Facility); and (iv) the application of the net proceeds of an equity offering to reduce amounts outstanding under the Credit Facility without reducing the lenders' commitments.

         The Credit Facility also permits, subject to certain conditions and restrictive covenants, the Company to invest in personal communication service ("PCS") licenses. At December 31, 1996, $337.0 million was outstanding under the Credit Facility.

[PHOTO]

         The Credit Facility is a revolving line of credit with scheduled commitment reductions commencing September 30, 1998. Interest rates under the Credit Facility range from 0.25% over prime or 1.5% over the London Inter Bank Offered Rate ("LIBOR") to 1.25% over prime or 2.5% over LIBOR depending upon the Company's leverage ratio. The Company has entered into ten interest rate swap agreements and four interest rate cap agreements for a total notional amount of $295.0 million. Under these agreements, the maximum interest rate may range from 7.76% to 11.25%. At December 31, 1996, the effective interest rate under these agreements ranged from 7.14% to 9.98%.

         The Company incurs a 1/2% per annum commitment fee on the unused portion of the Credit Facility.

         The Credit Facility is secured by substantially all of the property and assets of the Company and its subsidiaries. The subsidiaries of the Company also guarantee all obligations of the Company under the Credit Facility.

         The Credit Facility requires that the Company satisfy certain financial tests, including the maintenance of certain maximum leverage, debt service and other financial ratios, and that the Company meet, on a quarterly basis, certain minimum operating cash flow requirements. The Credit Facility also contains certain restrictive covenants which impose restrictions and/or limitations on the operations and activities of the Company including, among other things: the incurrence of indebtedness and the terms thereof, the creation or incurrence of liens, investments and acquisitions, sales of assets, declaration or payment of dividends or other payments or distributions to stockholders, and capital expenditures. The Credit Facility provides for various events of default, including (i) PCI and PCI's existing stockholders and any trust, the beneficiaries of which are any of the stockholders or any of their immediate family members, cease together to own (x) at least 51.0% of all voting rights with respect to the capital stock of the Company, (y) at least 33.0% of all the outstanding shares of capital stock of the Company, or (z) the single largest percentage of the outstanding shares of capital stock of the Company; (ii) PCI's existing stockholders and any trust the beneficiaries of which are any of the stockholders or any of their immediate family members, cease together to own (x) at least 51.0% of each class of the capital stock of PCI having the right to vote in an election of PCI's directors, or (y) at least 51.0% of all the outstanding shares of capital stock of PCI; or (iii) the Company (x) sells, leases, abandons or otherwise disposes of any of its assets, other than in the ordinary course of business, without the prior written consent of its lenders, or (y) merges with another corporation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

[PHOTO]

    The Company will be permitted to borrow amounts under the Credit Facility for: (a) capital expenditures, to the extent that the aggregate amount of such capital expenditures does not exceed amounts specified in the Credit Facility;
(b) the acquisition of (i) minority interests in subsidiaries in which the Company owns a majority interest as of the date of the acquisition; (ii) interests in additional cellular telephone systems specified in the Credit Facility; (iii) 50.01% or more ownership interests in cellular telephone systems located in South Carolina, Florida, Georgia and Alabama, or within the same geographic area or contiguous to any cellular system owned by the Company or any of its subsidiaries; (c) funding down payments for and interest payments on the acquisition of any licenses for broadband 10 MHz PCS frequency blocks spectrum for service areas located in Florida, Georgia and Alabama, or within the same geographic area or contiguous to any cellular system owned by the Company or any of its subsidiaries, in an amount of up to $10.0 million; and
(iv) working capital needs and other corporate purposes of the Company. The Credit Facility also permits the Company to issue equity in consideration for ownership interests in additional cellular telephone systems or in broadband PCS systems located anywhere in the United States to the extent that such acquisition represents greater than 50.0% of the ownership interests in any such system (or less than 50.0% if such interests are not subject to mandatory capital contribution requirements). The Company also will be permitted to use the cash proceeds of a subsequent issuance of equity in the Company to fund acquisitions pursuant to which the Company acquires at least 50.01% of the ownership interests in additional cellular telephone systems or in broadband PCS systems located within South Carolina, Florida, Georgia and Alabama, provided that the acquisition does not cause the Company to violate the financial ratios and other provisions of the Credit Facility, as evidenced in pro forma projections acceptable to the Company's lenders.

LIQUIDITY AND CAPITAL RESOURCES - PURCHASE OBLIGATIONS

In connection with the purchase of controlling interests in the non-wireline cellular license for the Panama City, Florida MSA, the Company incurred certain purchase obligations which aggregated approximately $5.3 million as of December 31, 1996. These purchase obligations were paid in January, 1997.


ACCOUNTING POLICIES

For financial reporting purposes, the Company reports 100% of revenues and expenses for the markets for which it provides cellular telephone service. However, in several of its markets, the Company holds less than 100% of the equity ownership. The minority stockholders' and partners' shares of income or losses in those markets are reflected in the consolidated financial statements as "minority interest share of (income) losses", except for losses in excess of their capital accounts and cash call provisions which are not eliminated in consolidation. For financial reporting purposes, the Company consolidates each subsidiary and partnership in which it has a controlling interest (greater than 50.0%). From 1992 through 1996, the Company had controlling interests in each of its subsidiaries and partnerships.


INFLATION

The Company believes that inflation affects its business no more than it generally affects other similar businesses.

[PHOTO]

                      This page intentionally left blank.

INDEPENDENT AUDITORS' REPORT


The Board of Directors
Palmer Wireless, Inc.:

We have audited the accompanying consolidated balance sheets of Palmer Wireless, Inc. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Palmer Wireless, Inc. and subsidiaries at December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.




                                        /s/ KPMG PEAT MARWICK LLP

                                            KPMG Peat Marwick LLP



Des Moines, Iowa
January 30, 1997,
except for Note 10
which is as of
February 1, 1997

CONSOLIDATED BALANCE SHEETS
PALMER WIRELESS, INC. AND SUBSIDIARIES
(Dollar amounts in thousands)


                                                                              December 31,
                                                                   ==================================
                            ASSETS (NOTE 4)
                                                                        1995                     1996
                                                                        ----                     ----
Current assets:
  Cash and cash equivalents                                        $   3,436                 $   1,698
  Trade accounts receivable, net of allowance for doubtful
    accounts of $1,880 in 1995 and $1,791 in 1996                     17,347                    18,784
  Receivable from other cellular carriers                              3,936                     1,706
  Prepaid expenses and deposits                                        1,111                     2,313
  Inventory                                                            2,434                     5,106
  Deferred income taxes (note 5)                                         821                       830
                                                                   ---------                 ---------
    Total current assets                                           $  29,085                 $  30,437
                                                                   ---------                 ---------
Property, plant and equipment:
  Land and improvements                                                3,796                     5,238
  Buildings and improvements                                           5,120                     7,685
  Equipment, communication systems, and furnishings                  127,140                   166,735
                                                                   ---------                 ---------
                                                                   $ 136,056                 $ 179,658
  Less accumulated depreciation and amortization                      35,120                    47,220
                                                                   ---------                 ---------
    Net property, plant and equipment                              $ 100,936                 $ 132,438
                                                                   ---------                 ---------
Licenses and goodwill, at cost less accumulated amortization of
  $20,828 in 1995 and $30,188 in 1996 (note 3)                       321,053                   375,808
Other intangible assets and other assets, at cost less accumulated
  amortization of $4,471 in 1995 and $7,311 in 1996                   11,797                    11,259
                                                                   ---------                 ---------

    Total assets                                                   $ 462,871                 $ 549,942
                                                                   =========                 =========


See accompanying notes to consolidated financial statements.

PALMER WIRELESS, INC. AND SUBSIDIARIES
(Dollar amounts in thousands, except for per share amounts)


                                                                               December 31,
                                                                   ===================================
                    LIABILITIES AND STOCKHOLDERS' EQUITY
                                                                        1995                     1996
                                                                        ----                     ----
Current liabilities:
  Current installments of long-term debt (note 4)                  $   7,441                 $   5,296
  Notes payable (note 4)                                                   -                     1,366
  Accounts payable                                                    10,795                    10,394
   Accrued interest payable                                            2,508                     2,341
  Accrued salaries and employee benefits                               2,267                     2,432
  Other accrued liabilities                                            4,058                     3,626
  Deferred revenue                                                     2,860                     3,929
  Customer deposits                                                      591                       757
                                                                   ---------                 ---------
    Total current liabilities                                      $  30,520                 $  30,141

Long-term debt, excluding current installments (note 4)              343,000                   337,000
Deferred income taxes (note 5)                                         9,636                    11,500
Minority interests                                                     5,162                     6,371
                                                                   ---------                 ---------
   Total liabilities                                               $ 388,318                 $ 385,012
                                                                   ---------                 ---------

Stockholders' equity (note 7):
  Preferred stock par value $.01 per share;
    10,000,000 shares authorized; none issued                              -                         -
  Class A Common Stock par value $.01 per share; 73,000,000
    shares authorized; 6,095,772 shares issued in 1995 and
    11,119,681 shares issued in 1996 including shares in treasury and Class B Common Stock par value $.01 per share;
    18,000,000 shares authorized; 17,293,578 shares issued in
    1995 and 1996                                                        234                       284
  Additional paid-in capital                                          72,466                   166,975
  Retained earnings                                                    1,853                     6,535
                                                                   ---------                 ---------
                                                                   $  74,553                 $ 173,794
  Less Class A Common Stock in treasury at cost -
       600,000 shares in 1996                                              -                     8,864
                                                                   ---------                 ---------
    Total stockholders' equity                                     $  74,553                 $ 164,930

Commitments and contingencies (note 8).
                                                                   ---------                 ---------
    Total liabilities and stockholders' equity                     $ 462,871                 $ 549,942
                                                                   =========                 =========


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
PALMER WIRELESS, INC. AND SUBSIDIARIES
(Dollar amounts in thousands, except for per share amounts)


                                                                   Years ended December 31,
                                                  ==========================================================

                                                         1994                   1995                    1996
                                                         ----                   ----                    ----
Revenue:
  Service                                         $     61,021           $    96,686           $     151,119
  Equipment sales and installation                       7,958                 8,220                   8,624
                                                  ------------           -----------           -------------
    Total revenue                                 $     68,979           $   104,906           $     159,743
                                                  ------------           -----------           -------------

Operating expenses:
  Engineering, technical, and other direct              12,776                18,184                  28,717
  Cost of equipment                                     11,546                14,146                  17,944
  Selling, general, and administrative:
    Related party, net (note 6)                           (442)                 (408)                   (414)
    Other                                               20,199                31,398                  47,306
  Depreciation and amortization                          9,817                15,004                  25,013
                                                  ------------           -----------           -------------
    Total operating expenses                      $     53,896           $    78,324           $     118,566
                                                  ------------           -----------           -------------
Operating income                                  $     15,083           $    26,582           $      41,177
                                                  ------------           -----------           -------------
Other income (expense):
  Interest income:
    Investment                                              93                   211                      62
    Related party (note 6)                                  78                     -                       -
  Interest expense:
    Long-term debt                                     (11,158)              (21,424)                (31,524)
    Related party (note 6)                              (1,728)                    -                       -
                                                  ------------           -----------           -------------
      Interest expense, net                       $    (12,715)          $   (21,213)          $     (31,462)
    Other expense, net                                     (70)                 (687)                   (429)
                                                  ------------           -----------           -------------
          Total other expense                     $    (12,785)          $   (21,900)          $     (31,891)
                                                  ------------           -----------           -------------
Income before minority interest share of
  income and income tax expense                   $      2,298           $     4,682           $       9,286
Minority interest share of income                          636                 1,078                   1,880
                                                  ------------           -----------           -------------
Income before income tax expense                  $      1,662           $     3,604           $       7,406

Income tax expense (note 5)                                  -                 2,650                   2,724
                                                  ------------           -----------           -------------
Net income                                        $      1,662           $       954           $       4,682
                                                  ============           ===========           =============

Net income per share of common stock              $        .09           $       .04           $         .18
                                                  ============           ===========           =============

Average shares outstanding                          18,000,000            22,326,613              26,132,455
                                                  ============           ===========           =============


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
PALMER WIRELESS, INC. AND SUBSIDIARIES
(Dollar amounts in thousands)



                                    COMMON STOCK       COMMON STOCK                  (ACCUMULATED
                                      CLASS A            CLASS B          ADDITIONAL   DEFICIT)      TREASURY STOCK        TOTAL
                                 ----------------  -------------------     PAID-IN     RETAINED    ------------------  STOCKHOLDERS'
                                 SHARES    AMOUNT   SHARES      AMOUNT     CAPITAL     EARNINGS     SHARES    AMOUNT       EQUITY
                                 ----------------  -------------------    ----------   --------    -------    -------  ------------
Balances at December 31, 1993      706,422   $  7  17,293,578     $173    $  3,064     $    -            -     $   -    $  3,244

Partnership earnings before
  business combination                   -      -           -        -       1,829          -            -         -       1,829

Net loss                                 -      -           -        -           -       (167)           -         -        (167)

Capital contribution, net
  before business combination            -      -           -        -           9          -            -         -           9
                                 ---------   ----  ----------     ----    --------     ------      -------     -----   ---------
Balances at December 31, 1994      706,422   $  7  17,293,578     $173    $  4,902     $ (167)           -     $   -    $  4,915


Partnership loss before
  business combination                   -      -           -        -      (1,066)         -            -         -      (1,066)

Public offering, net of
  issuance costs of $8,114       5,369,350     54           -        -      68,345          -            -         -      68,399

Exercise of stock options           20,000      -           -        -         285          -            -         -         285

Net income                               -      -           -        -           -      2,020            -         -       2,020
                                 ---------    ---  ----------     ----     -------     ------      -------     -----    --------
Balances at December 31, 1995    6,095,772    $61  17,293,578     $173     $72,466     $1,853            -     $   -    $ 74,553


Public offering, net of
  issuance costs of $5,826       5,000,000     50           -        -      94,124          -            -         -      94,174

Exercise of stock options            6,666      -           -        -          95          -            -         -          95

Employee and non-employee
  director stock purchase plans     17,243      -           -        -         290          -            -         -         290


Treasury shares purchased                -      -           -        -           -          -      600,000    (8,864)     (8,864)

Net income                               -      -           -        -           -      4,682            -         -       4,682
                                ----------   ----  ----------     ----    --------     ------      -------   -------    --------
Balances at December 31, 1996   11,119,681   $111  17,293,578     $173    $166,975     $6,535      600,000   $(8,864)   $164,930
                                ==========   ====  ==========     ====    ========     ======      =======   ========   ========




See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
PALMER WIRELESS, INC. AND SUBSIDIARIES
(Dollar amounts in thousands)


                                                                            YEARS ENDED DECEMBER 31,
                                                                  ========================================
                                                                       1994            1995           1996
                                                                       ----            ----           ----
Cash flows from operating activities:
Net income                                                        $   1,662       $     954      $   4,682
                                                                  ---------       ---------      ---------
Adjustments to reconcile net income to
   net cash provided by operating activities:
     Depreciation and amortization                                    9,817          15,004         25,013
     Minority interest share of income                                  636           1,078          1,880
     Deferred income taxes                                                -           2,650          1,855
     Increase in trade accounts receivable                           (4,195)         (2,741)        (1,561)
     (Increase) decrease in inventory                                (3,672)          4,076         (2,595)
     Increase (decrease) in accounts payable                          2,508           2,623           (841)
     Increase (decrease) in accrued interest payable                  1,184             (14)          (167)
     Interest deferred and added to related party borrowings          1,611               -              -
     Deferred interest paid to related party                         (6,475)              -              -
     Interest deferred and added to other debt                          537             607            355
     Payment of deferred interest                                         -               -         (1,080)
     Increase in accrued salaries and employee benefits                 466             241            165
     Increase (decrease) in other accrued liabilities                   895             583           (507)
     Increase in deferred revenue                                     1,163            658             912
     Increase (decrease) in customer deposits                           191             (53)           134
     Change in other accounts                                           910           1,994          1,885
                                                                  ---------       ---------      ---------
          Total adjustments                                       $   5,576       $  26,706      $  25,448
                                                                  ---------       ---------      ---------
          Net cash provided by operating activities               $   7,238       $  27,660      $  30,130
                                                                  ---------       ---------      ---------
Cash flows from investing activities:
   Cash payment for purchases of non-wireline cellular
     telephone systems and licenses (note 3)                        (91,720)       (158,397)       (67,588)
   Purchases of minority interests                                   (3,097)         (1,543)        (1,854)
   Capital expenditures                                             (22,541)        (36,564)       (41,445)
   Proceeds from sales of property, plant and equipment                 150              38              5
   Decrease (increase) in other intangible assets and other assets      358            (310)        (2,180)
   Collection of purchase price adjustment                                -               -          2,452
                                                                  ---------       ---------      ---------
     Net cash used in investing activities                        $(116,850)      $(196,776)     $(110,610)
                                                                  ----------      ----------     ----------

Cash flows from financing activities:
   Advances from Palmer Communications Incorporated                   4,176               -              -
   Payments on advances from Palmer
     Communications Incorporated                                     (2,359)         (1,650)             -
   Increase in notes payable                                              -               -          1,366
   Proceeds from long-term debt                                     137,000         171,000        100,000
   Repayment of long-term debt                                          (75)        (65,125)      (108,319)
   Repayment of related party borrowings                            (20,000)              -              -
   Payment of debt issuance costs                                    (6,454)         (4,803)             -
   Public offering proceeds, net                                          -          71,144         95,000
   Proceeds from stock options exercised                                  -             285             95
   Payment of deferred offering costs                                (1,448)         (1,297)          (826)
   Collection of common stock subscriptions receivable                  100               -              -
   Purchase of treasury stock                                             -               -         (8,864)
   Proceeds from sales under stock purchase plans                         -               -            290
                                                                  ---------       ---------      ---------
     Net cash provided by financing activities                    $ 110,940       $ 169,554      $  78,742
                                                                  ---------       ---------      ---------
     Net increase (decrease) in cash                              $   1,328       $     438      $  (1,738)
Cash and cash equivalents at beginning of year                        1,670           2,998          3,436
                                                                  ---------       ---------      ---------
Cash and cash equivalents at end of year                          $   2,998       $   3,436      $   1,698
                                                                  =========       =========      =========

See accompanying notes to consolidated financial statements.

PALMER WIRELESS, INC. AND SUBSIDIARIES
(Dollar amounts in thousands)



      SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

During 1994, certain assets net of certain liabilities were transferred between Palmer Wireless, Inc. and Palmer Communications Incorporated. These transfers were treated as contributions to and distributions from equity and amounted to a net contribution of $9 for the year ended December 31, 1994.

During 1994, Palmer Wireless, Inc. accrued $188 for unpaid deferred offering costs.

During 1995, Palmer Wireless, Inc. committed to purchase certain minority interests in 1996. This commitment totaling $451 was accrued in 1995 and paid in 1996.

During 1996, the Company increased the purchase obligations related to the final purchase price adjustment for the controlling interest in a non-wireline cellular telephone system purchased in 1991. This increase amounted to $899 and resulted in an increase in licenses.

Acquisitions of non-wireline cellular telephone systems in 1994, 1995 and 1996 (note 3):

                                             1994                     1995                  1996
                                             ----                     ----                  ----
    Cash payment                          $91,720                 $158,397               $67,588
                                          =======                 ========               =======

    Allocated to:
     Fixed assets                         $11,332                   22,846                 5,678
     Licenses                              79,383                  136,940                61,433
     Deferred income taxes                      -                   (6,165)                    -
     Current assets and liabilities, net    1,005                    4,776                   477
                                          -------                 --------               -------
                                          $91,720                 $158,397               $67,588
                                          =======                 ========               =======


                SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                                       Years ended December 31,
                                                            ===========================================

                                                            1994                 1995              1996
                                                            ----                 ----              ----
Cash paid for interest                                   $15,199              $18,435           $29,733
Cash paid for income taxes                               $     -              $     -           $ 1,591


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PALMER WIRELESS, INC. AND SUBSIDIARIES
(Dollar amounts in thousands, except for per share amounts)


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Palmer Wireless, Inc. and its subsidiaries (the "Company"), all of which the Company has an ownership interest in greater than 50 percent.

    Palmer Wireless, Inc. ("Wireless") is a Delaware corporation and was incorporated on December 15, 1993 to effect an initial public offering of its Class A Common Stock. At December 31, 1996, Palmer Communications Incorporated ("PCI") owned 61 percent of Wireless' outstanding common stock and had 75 percent of Wireless' voting rights and therefore Wireless is a subsidiary of PCI.

    In March of 1995, Wireless issued common stock for 100 percent of the partnership interests of Palmer Cellular Partnership (the "Partnership") (see note 2). Since this exchange was between related parties it has been accounted for in a manner similar to a pooling of interests. Therefore, the statements of operations, stockholders' equity and cash flows for the year ended December 31, 1994 have been restated to include the accounts of the Partnership.

    Losses in subsidiaries, attributable to minority stockholders and partners, in excess of their capital accounts and cash capital call provisions are not eliminated in consolidation.

    Significant intercompany accounts and transactions have been eliminated in the consolidation.


    OPERATIONS

    The Company has majority ownership in corporations and partnerships which operate the non-wireline cellular telephone systems in nine Metropolitan Statistical Areas ("MSA") in three states: Florida (two), Georgia (five) and Alabama (two). The Company's ownership percentages in these entities range from approximately 78 percent to 100 percent. The Company owns directly and operates eight non-wireline cellular telephone systems in Rural Service Areas ("RSA") in Georgia (seven) and Alabama (one).


    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


    CASH AND CASH EQUIVALENTS

    For purposes of the statements of cash flows the Company considers repurchase agreements with a maturity of three months or less to be cash equivalents.

    TRADE ACCOUNTS RECEIVABLE

    The Company grants credit to its customers. Substantially all of the customers are residents of the local areas served by the Company. Generally, the Company discontinues service to customers whose accounts are 60 days past due. The activity in the Company's allowance for doubtful accounts for the years ended December 31, 1994, 1995, and 1996 consisted of the following:

                                                                                         Additions-
                                                         Balance at      Additions      allowance at
                                                         beginning      charged to        dates of    Deductions net   Balance at
                                                          of year         expenses      acquisitions  of recoveries    end of year
                                                         ----------     -----------     ------------  ---------------  ----------
    Year ended December 31, 1994                         $  681           $  1,453       $    211        $    778      $  1,567
                                                         ======           ========       ========        ========      ========

    Year ended December 31, 1995                         $ 1,567          $  2,078       $    432        $  2,197      $  1,880
                                                         =======          ========       ========        ========      ========

    Year ended December 31, 1996                         $ 1,880          $  3,946       $  1,270        $  5,305      $  1,791
                                                         =======          ========       ========        ========      ========


    INVENTORY

    Inventory consisting primarily of cellular telephones and telephone parts is stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.


    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost. Depreciation is provided principally by the straight-line method over the estimated useful lives, ranging from 5 to 20 years for buildings and improvements and 5 to 10 years for equipment, communications systems and furnishings.


    ACQUISITIONS AND LICENSES

    The cost of acquired companies is allocated first to the identifiable assets, including licenses, based on the fair market value of such assets at the date of acquisition (as determined by independent appraisers or management of the Company). The excess of the total consideration over the amounts assigned to identifiable assets is recorded as goodwill.

    Also included in licenses are expenditures related directly to acquiring licenses which were not developed or operating at the time of purchase. Licenses and goodwill are being amortized from the date of commencement of service to customers (with applicable interest capitalized from acquisition date to this date) on a straight-line basis over a 40-year period.

    Subsequent to the acquisition of the licenses, the Company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of licenses may warrant revision or that the remaining balance of the license rights may not be recoverable. The Company has undergone an annual independent appraisal of its licenses' value. The Company utilizes projected undiscounted cash flows over the remaining life of the licenses and sales of comparable businesses to evaluate the recorded value of licenses. The assessment of the recoverability of the remaining balance of the license rights will be impacted if projected cash flows are not achieved.

PALMER WIRELESS, INC. AND SUBSIDIARIES
(Dollar amounts in thousands, except for per share amounts)


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    OTHER INTANGIBLE ASSETS AND OTHER ASSETS

    Other intangibles and other assets consist primarily of deferred financing costs, covenants not to compete, subscriber base, and other items. These costs are being amortized by the interest or straight-line method over their respective useful lives, which range from 5 to 10 years.


    INCOME TAXES

    The Company accounts for income taxes under the asset and liability method of accounting for deferred income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    The 1994 consolidated financial statements made no provision for income taxes, due to the fact that the losses of the Partnership were included in the income tax returns of the individual partners. Also, the consolidated financial statements made no provision for income taxes of subsidiary corporations of the Company since those corporations had approximately $16,182 of net operating loss carryforwards at December 31, 1994 for federal income tax purposes. In addition, the 1994 consolidated financial statements made no provision for income taxes on the loss of Wireless due to the non-utilization of Wireless' net operating loss for the year.


    INTEREST RATE SWAP AND CAP AGREEMENTS

    The differential to be paid or received in connection with interest rate swap agreements is accrued as interest rates change and is recognized over the life of the agreements.

    Premiums paid for purchased interest rate cap agreements are amortized to interest expense over the term of the caps. Unamortized premiums are included in other assets in the consolidated balance sheet. Amounts receivable under cap agreements are accrued as a reduction of interest expense.


    REVENUE RECOGNITION

    Service revenue includes local subscriber revenue and roamer revenue.

    The Company earns local subscriber revenue by providing access to the cellular network (access revenue) or, as applicable, for usage of the cellular network (airtime revenue). Access revenue is billed one month in advance and is recognized when earned. Airtime revenue is recognized when the service is rendered.

    Roamer revenue represents revenue earned by the Company for usage of its cellular network by subscribers of other cellular carriers. Roamer revenue is recognized when the services are rendered.

    Equipment sales and installation revenue is recognized upon delivery or installation of the equipment to the customer.


    OPERATING EXPENSES - ENGINEERING, TECHNICAL AND OTHER DIRECT

    Engineering, technical and other direct operating expenses represent certain costs of providing cellular telephone service to customers. These costs include cost of incollect roaming service. Incollect roaming is the result of the Company's subscribers using cellular networks of other cellular carriers. Incollect roaming revenue is netted against the cost of incollect roaming service to determine net incollect roaming expense.


    STOCK OPTION PLANS

    Prior to January 1, 1996, the Company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related
    interpretations.   As such, compensation expense would be recorded on the
    date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No.123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No.25 and provide the pro forma disclosure provisions of SFAS No. 123.


    FAIR VALUE OF FINANCIAL INSTRUMENTS

    Fair value estimates, methods and assumptions used to estimate the fair value of the Company's financial instruments are set forth below:

    For cash and cash equivalents, trade accounts receivable, receivable from other cellular carriers, notes payable, accounts payable and accrued expenses, the carrying amount approximates the estimated fair value due to the short-term nature of those instruments.

    Rates currently available to the Company for long-term debt with similar terms and remaining maturities are used to discount the future cash flows to estimate the fair value for long-term debt. Note 4 presents the fair value for long-term debt and the related interest rate cap and swap agreements.

    Fair value estimates are made as of a specific point in time, based upon the relevant market information about the financial instruments. Because no market exists for a majority of the Company's financial instruments, fair value estimates are based on judgements regarding current economic conditions and other factors. These estimates are subjective in nature and involve uncertainties and matters of judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

PALMER WIRELESS, INC. AND SUBSIDIARIES
(Dollar amounts in thousands, except for per share amounts)


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    COMPUTATION OF NET INCOME PER SHARE

    The computation of net income per share is based on the weighted average number of common and dilutive common equivalent shares (common stock options using the treasury stock method) outstanding during the periods presented. Average shares of common stock outstanding has been computed assuming that the 704,755 shares of Class A Common Stock and 17,288,578 shares of Class B Common Stock issued in the Exchange (as defined in note
    2) have been outstanding since January 1, 1994 and the 1,667 shares of Class A Common Stock and the 5,000 shares of Class B Common Stock issued in the initial capitalization of Wireless have been outstanding since January 1, 1994.


(2) OFFERING AND EXCHANGE

    On March 21, 1995 and April 18, 1995, Wireless issued 5,000,000 and 369,350 shares, respectively, of Class A Common Stock in an initial public offering (the "Offering") for net proceeds of $68,399. In connection with the Offering, on March 21, 1995, Wireless issued 704,755 shares of Class A Common Stock and 17,288,578 shares of Class B Common Stock in exchange for 100 percent of the Partnership interests of the Partnership (the "Exchange"). The assets and liabilities received in the Exchange were recorded at their historical cost to the Partnership and not revalued at fair value on the date of transfer. Since the Exchange was between related parties it has been accounted for in a manner similar to a pooling of interests (see note 1).


(3) ACQUISITIONS AND PURCHASE OF LICENSES

    On October 31, 1994, the Company acquired the assets of and the licenses to operate the non-wireline cellular telephone systems serving the Georgia Rural Service Area Market Nos. 377, 378, 380 and 382, otherwise known as Georgia-7 RSA, Georgia-8 RSA, Georgia-10 RSA and Georgia-12 RSA, respectively, for an aggregate purchase price of $91,720. The acquisition was accounted for by the purchase method of accounting. In connection with this acquisition, $79,383 of the purchase price was allocated to licenses. From the date of acquisition to December 31, 1994, revenue, depreciation and amortization, operating loss and net loss before interest expense related to the purchase price of the non-wireline cellular telephone systems purchased were $1,803, $744, $(645) and $(644), respectively.

    On December 1, 1995, the Company purchased all of the outstanding stock of Augusta Metronet, Inc. and Georgia Metronet, Inc., which owned either directly (or in the case of Georgia Metronet, Inc., through its 97.9 percent interest in the Savannah Cellular Limited Partnership) the licenses to operate the non-wireline cellular telephone systems in the Savannah and Augusta, Georgia MSAs, respectively, for an aggregate purchase price of $158,397. The acquisition was accounted for by the purchase method of accounting. In connection with this acquisition, $136,940 of the purchase was allocated to licenses. From the date of acquisition to December 31, 1995, revenue, depreciation and amortization, operating income and net income before interest expense related to the purchase price of the non-wireline cellular telephone systems were $2,126, $508, $208 and $202, respectively.

    On June 20, 1996, the Company acquired the assets of and the license to operate the non-wireline cellular telephone system serving the Georgia Rural Service Area Market No. 371, otherwise known as Georgia-1 RSA for an aggregate purchase price of $31,616. The acquisition was accounted for by the purchase method of accounting. In connection with the acquisition, $27,942 of the purchase price was allocated to licenses. From the date of acquisition to December 31, 1996, revenue, depreciation and amortization, operating loss and net loss before interest expense related to the purchase of the non-wireline cellular telephone system were $1,239, $556, $(278), and $(278), respectively.

    On July 5, 1996, two of the Company's majority-owned subsidiaries acquired the assets of and the license to operate the non-wireline cellular telephone system serving the Georgia Rural Service Area Market No. 376, otherwise known as Georgia-6 RSA for an aggregate purchase price of $35,972. The acquisition was accounted for by the purchase method of accounting. In connection with the acquisition, $33,491 of the purchase price was allocated to licenses. From the date of acquisition to December 31, 1996, revenue, depreciation and amortization, operating income, and net income before interest expense related to the purchase of the non-wireline cellular telephone system were $2,682, $578, $743, and $743, respectively.

    Assuming the 1995 and 1996 acquisitions had occurred on January 1, 1995, unaudited pro forma revenue, net (loss) income and net (loss) income per share for the year ended December 31, 1995 would have been $132,958, $(12,437), and $(.56), respectively, and for the year ended December 31, 1996, would have been $163,393, $3,840, and $.15, respectively. These pro forma amounts assume that the financing requirements were met by the incurrence of bank debt and are not necessarily indicative of what the actual consolidated results of operation might have been if the acquisition had been effective on January 1, 1995.


(4) NOTES PAYABLE AND LONG-TERM DEBT

    On December 1, 1995, the Company entered into a loan agreement with a bank which provides for a revolving line of credit of up to $5,000 to facilitate day-to-day cash management needs. The loan agreement provides for interest at the bank's prime rate and matures November 30, 1997.

    Long-term debt consists of the following:

                                                                                 1995           1996
                                                                                 ----           ----
    Credit agreement (a)                                                  $   343,000      $ 337,000
    Purchase obligations (b)                                                    7,441          5,296
                                                                          -----------      ---------
                                                                          $   350,441      $ 342,296
    Less current installments                                                   7,441          5,296
                                                                          -----------      ---------
    Long-term debt, excluding current installments                        $   343,000      $ 337,000
                                                                          ===========      =========

    (a) On December 1, 1995, the Company entered into an amended and restated credit agreement with 21 banks which provides for a revolving line of credit of up to $500,000, subject to certain limitations through June 30, 2004. This credit agreement increased the Company's previously existing $275,000 revolving line of credit. The credit agreement provides for quarterly commitment reductions commencing September 30, 1998 and commitment reductions of 25 to 50 percent of Excess Cash Flow (as defined in the credit agreement), if any, are required on April 15, 1998 and annually thereafter. Interest is payable at variable rates and under various interest rate options. The interest rate at December 31, 1996 ranged from 7.42 to 8.88 percent before the effect of the interest rate swap and cap agreements outlined below. The credit agreement also provides for a commitment fee of .5 percent per year on any unused amounts of the credit agreement. Amounts outstanding are secured by the assets of the Company.

PALMER WIRELESS, INC. AND SUBSIDIARIES
(Dollar amounts in thousands, except for per share amounts)


(4) NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED)

    The credit agreement provides for various compliance covenants and restrictions, including items related to mergers or acquisition transactions, the declaration or payment of dividends or other payments to stockholders, capital expenditures and maintenance of certain financial ratios.

    The Company has entered into interest rate swap and cap agreements to reduce the impact of changes in interest rates on its floating debt and thus were entered into for purposes other than trading. At December 31, 1996, the Company had outstanding ten interest rate swap agreements and four interest rate cap agreements having a total notional value of $295,000. These interest rate swap and cap agreements effectively change the Company's interest rate exposure on a quarterly basis on $295,000 of credit. The cap and swap agreements are summarized as follows:

                                                      MAXIMUM     NOTIONAL
    TYPE OF AGREEMENT              MATURITY           LIBOR(1)     VALUE
    -----------------              --------           --------     -----
    Cap                          Nov. 17, 1997         8.00      $  10,000
    Swap                         Nov. 17, 1997         8.10         10,000
    Swap                         Nov. 17, 1997         7.48         20,000
    Participating Cap (2)        Nov. 23, 1997         8.75         15,000
    Participating Swap (3)       Nov. 24, 1997         8.29         15,000
    Trigger Cap (4)              Nov. 28, 1997    7.50/8.50         15,000
    Pay Later Cap (5)            Jan. 12, 1998         8.50         20,000
    Swap                          Aug. 3, 1998         5.26         25,000
    Participating Swap (6)       Aug. 10, 1998         5.98         15,000
    Swap                           Aug. 6,1999         6.36         25,000
    Swap                          Aug. 7, 2000         6.04         50,000
    Swap                         Aug. 20, 2000         6.03         25,000
    Swap                         Oct. 11, 2000         5.99         25,000
                                                                  --------
                                                                  $295,000
                                                                  ========


(1) The maximum interest rate is 2.5 percent over the LIBOR stated in the table below. The 2.5 percent interest rate over such LIBOR decreases if certain leverage ratios are met by the Company.

(2) On 36 percent ($5,400) the interest rate is set at 8.75 percent, the balance is set at the three-month LIBOR up to a maximum 8.75 percent.

(3) When the three-month LIBOR is less than 8.29 percent the Company participates in 50 percent of the difference.

(4) When LIBOR is below 8.5 percent the rate is 7.5 percent, when LIBOR is 8.5 percent or above the rate is 8.5 percent.

(5) When the three-month LIBOR rate is 8.5 percent or higher the Company receives a quarterly payment of $98.

(6) When the six-month LIBOR is less than 5.98 percent the Company participates in 45 percent of the difference.

    Fees in the amount of $240 were incurred in connection with certain of the cap agreements and are being amortized over the lives of the respective cap agreements.

    The market value of the swap and cap agreements above, which has not been reflected in the consolidated financial statements as of December 31, 1996, is a loss of $1,545.

    The Company is exposed to interest rate risk in the event of nonperformance by the other party to the interest rate swap and cap agreements. However, the Company does not anticipate nonperformance by any of the banks.

    (b) In connection with the purchase of controlling interest in a non-wireline cellular telephone system in 1991, the Company incurred certain purchase obligations. The obligations, were retired in July 1996 and January 1997.

    Based upon current borrowing rates the fair value approximates the carrying value of the long-term debt outstanding under the credit agreement described in (a) above and the purchase obligations described in (b) above.

    The aggregate maturities of long-term debt are as follows:

                                        DECEMBER 31,                AMOUNT
                                        ------------                ------
                                             1997                 $  5,296
                                             1998                        -
                                             1999                        -
                                             2000                        -
                                             2001                   72,000
                                       Thereafter                  265,000
                                                                  --------
                                                                  $342,296
                                                                  ========



(5) INCOME TAXES

    Components of income tax expense consist of the following:

                                         Federal              State               Total
                                         -------              -----               -----
     Year ended December 31, 1995:
                        Current           $    -             $    -              $    -
                       Deferred            2,550                100               2,650
                                          ------             ------              ------
                                          $2,550             $  100              $2,650
                                          ======             ======              ======


                                         Federal              State               Total
                                         -------              -----               -----
    Year ended December 31, 1996:
                        Current           $    -             $  869               $  869
                       Deferred            1,795                 60                1,855
                                          ------             ------               ------
                                          $1,795             $  929               $2,724
                                          ======             ======               ======

PALMER WIRELESS, INC. AND SUBSIDIARIES
(Dollar amounts in thousands, except for per share amounts)


(5) INCOME TAXES (CONTINUED)

The consolidated effective tax rate differs from the statutory United States federal tax rate for the following reasons and by the following percentages:

                                                              1995                 1996
                                                              ----                 ----
    Statutory United States federal tax rate                  34.0%                34.0%
    Partnership loss prior to corporate status                10.1                    -
    License amortization not deductible for tax                7.7                 32.5
    Net operating loss carryforwards                         (59.0)               (42.8)
    State taxes                                                  -                  8.3
    Recognition of deferred income taxes related to the
      difference between financial statement and income
      tax bases of certain assets and liabilities in
      connection with the Exchange                            73.5                    -
    Other                                                      7.2                  4.8
                                                            ------               ------
    Consolidated effective tax rate                          73.5%                36.8%
                                                            ======               ======


The components of the deferred income tax assets and liabilities are as follows:

                                                              1995                  1996
                                                              ----                  ----
    Deferred tax assets:
      Allowance for doubtful accounts                     $    658              $    609
      Nondeductible accruals                                   163                   221
      Net operating loss carryforwards                       4,314                 4,100
                                                          --------              --------
        Total deferred tax assets                         $  5,135              $  4,930

    Valuation allowance                                     (3,898)                    -
                                                          ---------             --------
                                                          $  1,237              $  4,930
                                                          --------              --------

    Deferred tax liabilities:
      Property, plant and equipment                         (7,323)               (7,415)
      Licenses                                              (2,729)               (8,185)
                                                          ---------             ---------
        Total deferred tax liabilities                    $(10,052)             $(15,600)
                                                          ---------             ---------
    Deferred tax liability, net                           $ (8,815)             $(10,670)
                                                          =========             =========

    The net change in the total valuation allowance for the year ended December 31, 1996 was a decrease of $3,898. A valuation allowance had been recorded primarily to offset the gross deferred tax assets created by net operating loss carryforwards until such time as earnings of the Company or alternative tax planning strategies warranted full recognition. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize that portion of the deferred tax asset related to the net operating loss carryforwards. The net operating loss carryforwards totaled approximately $11,700 at December 31, 1996 and expire in amounts ranging from approximately $400 to $4,100 through 2011. For carryforwards of approximately $10,900, generated in periods prior to the Exchange, utilization is limited to the subsidiary that generated the carryforwards, unless the Company utilizes alternative tax planning strategies.

(6) RELATED PARTY TRANSACTIONS

    During 1994, the Company had a subordinated demand note of $20,000 with Palmer Broadcasting Limited Partnership, a majority-owned subsidiary of PCI. Interest expense under the note was $1,611 for the year ended December 31, 1994. The note was paid off in 1994.

    PCI had previously extended the Company a line of credit in the amount of $3,000 that was used for the initial operations of the Company, to pay organization expenses and to pay expenses of the Offering. The line of credit bore interest at 2 percent above the prime rate. Interest expense on the line of credit amounted to $117 for the year ended December 31, 1994. The borrowings totalling $1,615 were repaid with the proceeds of the Offering.

    During 1994, the Company earned $78 of interest income from advances to PCI.

    During 1994, the Company performed certain management functions for PCI. These functions included general management, human resources administration, accounting, and computer services. PCI was charged a fee based on the Company's estimate of its time spent managing PCI and usage of its computer. Concurrently with the Offering and the Exchange, the Company and PCI entered into both a transitional management and administrative services agreement and a computer services agreement that extend each December 31 for additional one-year periods unless and until either party
    notifies the other.   The fees from these arrangements amounted to a total
    of $509, $492, and $534 for the years ended December 31, 1994, 1995, and 1996, respectively, and are included as a reduction of selling, general and administrative expenses.

    During 1994, PCI provided certain tax consulting services to the Company. Concurrently with the Offering and the Exchange, the Company and PCI entered into a tax consulting agreement that extends each December 31 for additional one-year periods unless and until either party notifies the other. The fees for tax consulting services amounted to a total of $67, $84, and $120 for the years ended December 31, 1994, 1995, and 1996, respectively, and are included in selling, general and administrative expenses.

    PCI has a 401(k) plan with a noncontributory retirement feature and a matching provision for employees who meet length of service and other requirements. The Company participates in this plan and was allocated 401(k) retirement and matching expense of $305, $493, and $696 for the years ended December 31, 1994, 1995, and 1996, respectively.


(7) COMMON STOCK AND STOCK PLANS

    During 1994, the Company amended its certificate of incorporation to increase the number of authorized shares of common stock from 60,000,000 to 91,000,000 and to provide for Class A Common Stock and Class B Common Stock. The Class A Common Stock has one vote per share. The Class B Common Stock, which may be owned only by PCI or certain successors of PCI and of which no shares may be issued subsequent to the Offering, has five votes per share, provided, however, that, so long as any Class A Common Stock is issued and outstanding, at no time will the total outstanding Class B Common Stock have the right to cast votes having more than 75 percent of the total voting power of the common stock in the aggregate. Shares of Class B Common Stock shall be converted into Class A Common Stock on a share-for-share basis: (i) at any time at the option of the holder;
    (ii) immediately upon the transfer of shares of

PALMER WIRELESS, INC. AND SUBSIDIARIES
(Dollar amounts in thousands, except for per share amounts)


(7) COMMON STOCK AND STOCK PLANS (CONTINUED)

    Class B Common Stock to any holder other than a successor of PCI; (iii) immediately if the shares of Class B Common Stock held by PCI or its successors constitute 33 percent or less of the outstanding shares of the Company; (iv) at the end of 20 years from original issuance of those shares of Class B Common Stock; or (v) if more than 50 percent of the equity interests in PCI become beneficially owned by persons other than: (i) beneficial owners of PCI as of December 29, 1994 ("Current PCI Beneficial Owners"); (ii) affiliates of Current PCI Beneficial Owners; (iii) heirs or devisees of any individual Current PCI Beneficial Owner, successors of any corporation or partnership which is a Current PCI Beneficial Owner and beneficiaries of any trust which is a Current PCI Beneficial Owner; and
    (iv) any relative, spouse or relative of a spouse of any Current PCI Beneficial Owner.

    The Company adopted a Stock Option Plan in connection with the Offering, under which options for an aggregate of 1,600,000 shares of Class A Common Stock are available for grants to key employees. The Company also adopted a Director's Stock Option Plan in connection with the Offering, under which options for an aggregate of 300,000 shares of Class A Common Stock are available for grants to directors who are not officers or employees of the Company. Stock options under both plans are granted with an exercise price equal to the stock's fair value at the date of grant. The stock options granted under the Stock Option Plan have 10-year terms and vest and become exercisable ratably over three years from the date of grant. The stock options granted under the Director's Stock Option Plan are vested and
    become fully exercisable upon the date of   the grant. At December 31,
    1996, there were options with respect to 693,334 and 45,000 shares of Class A Common Stock outstanding under the Stock Option Plan and the Director's Stock Option Plan, respectively. At December 31, 1996, there were 880,000 and 255,000 additional shares available for grant under the Stock Option Plan and the Director's Stock Option Plan, respectively.

    The Company applies APB Opinion No. 25 in accounting for its Stock Option Plan and Director's Stock Option Plan ("the Plans") and accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No.123, the Company's net income (loss) and net income (loss) per share would have been reduced to the pro forma amounts indicated below:

                                                                   1995                        1996
                                                                   ----                        ----
                 Net income-as reported                           $ 954                    $  4,682
                 Net (loss) income-pro forma                      $(777)                   $  2,850
                 Net income per share-as reported                 $ .04                    $    .18
                 Net (loss) income per share-pro forma            $(.03)                   $    .11

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the weighted-average assumptions as follows: dividend yield of 0.0%; expected volatility of 101%; risk-free interest rate of 5.5%; and expected lives of five years. The fair value of the option grants in 1995 and 1996 were $11.04 and $13.36 per share, respectively.

         Stock option activity during the periods indicated is as follows:


                                                  Number       Weighted Average
                                                Of Shares       Exercise Price
                                                ---------      ----------------
         Balance December 31, 1994                      -                 -
                           Granted                692,500            $14.25
                         Exercised                (20,000)            14.25
                                                 --------

         Balance December 31, 1995                672,500             14.25
                           Granted                 72,500             17.25
                         Exercised                 (6,666)            14.25
                                                 --------

         Balance December 31, 1996                738,334             14.54
                                                 ========


    At December 31, 1996, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $14.25 - $17.25 and
    8.3 years, respectively.

    At December 31, 1995 and 1996, the number of options exercisable was 37,500 and 250,000, respectively, and the weighted average exercise price of those options was $14.25 and $14.34, respectively.

    The Company adopted a stock purchase plan for employees (the "Employee Stock Purchase Plan") and a stock purchase plan for non-employee directors (the "Non-Employee Director Stock Purchase Plan"). Under the Employee Stock Purchase Plan, 160,000 shares of Class A Common Stock are available for purchase by eligible employees of the Company or any of its subsidiaries. Under the Non-Employee Director Stock Purchase Plan, 25,000 shares of Class A Common Stock are available for purchase by non-employee directors of the Company. The purchase price of each share of Class A Common Stock purchased under the Employee Stock Purchase Plan or the Non-Employee Director Stock Purchase Plan will be the lesser of 90 percent of the fair market value of the Class A Common Stock on the first trading day of the plan year or on the last day of such plan year; provided, however, that in no event shall the purchase price be less than the par value of the stock. Both plans will terminate in 2005, unless terminated at an earlier date by the board of directors. During the year ended December 31, 1996, 15,541 shares were issued under the Employee Stock Purchase Plan and 1,702 shares were issued under the Non-Employee Director Stock Purchase Plan at a purchase price of $16.85. Compensation cost computed under the provisions of SFAS No. 123 related to the shares issued under the Employee Stock Purchase Plan and the Non-Employee Director Stock Purchase Plan is immaterial to the consolidated financial statements.

PALMER WIRELESS, INC. AND SUBSIDIARIES
(Dollar amounts in thousands, except for per share amounts)


(8) COMMITMENTS AND CONTINGENCIES

    LEASES

    The Company occupies certain buildings and uses certain tower sites, cell sites and equipment under noncancelable operating leases which expire through 2014. The operating leases for a building and certain tower sites and cell sites are with related parties.

    Future minimum lease payments under noncancelable operating leases as of December 31, 1996 are as follows:


                                                     Related parties           Others
                                                     ---------------           ------
                                    1997                   $ 285             $  3,429
                                    1998                     285                2,899
                                    1999                      52                2,507
                                    2000                      14                2,011
                                    2001                       -                1,348
                Later years through 2014                       -                4,522
                                                           -----              -------
            Total minimum lease payments                   $ 636              $16,716
                                                           =====              =======

    Rental expense was $1,609, $2,487, and $3,551 for the years ended December 31, 1994, 1995 and 1996, respectively, of which $253, $269, and $278 was paid to related parties for 1994, 1995 and 1996, respectively.


    CONTINGENCIES

    The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial statements.


    EMPLOYMENT AGREEMENTS

    The Company has employment agreements with six officers of the Company.
    The agreements have terms of two or three years and provide for aggregate annual salaries of $1,181 in 1997. Each employment agreement provides that if the officer is terminated by the Company without cause (as defined therein) or terminates the agreement for good reason (as defined therein), the Company will pay the officer the full base salary and benefits which would have been paid to such officer during the remaining term of the agreement.

(9) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                     FIRST      SECOND       THIRD        FOURTH
    YEAR ENDED DECEMBER 31, 1995                  QUARTER (a)  QUARTER      QUARTER       QUARTER       TOTAL
                                                  -----------  -------      -------       -------       -----
         Total Revenue                              $22,374    $25,931       $26,055      $30,546     $104,906
                                                    =======    =======       =======      =======     ========
         Operating Income                           $ 4,872    $ 6,892       $ 8,152      $ 6,666     $ 26,582
                                                    =======    =======       =======      =======     ========
         Net (Loss) Income                          $(3,958)   $ 1,620       $ 2,801      $   491     $    954
                                                    =======    =======       =======      =======     ========
         Net (Loss) Income Per Share*               $  (.21)   $   .07       $   .12      $   .02     $    .04
                                                    =======    =======       =======      =======     ========


                                                     FIRST        SECOND      THIRD        FOURTH
    YEAR ENDED DECEMBER 31, 1996                  QUARTER (b)   QUARTER(b)  QUARTER(b)    QUARTER       TOTAL
                                                  -----------  -----------  ---------     -------       -----
         Total Revenue                              $36,950   $ 40,031       $41,171      $41,591     $159,743
                                                    =======   ========       =======      =======     ========
         Operating Income                           $ 8,514   $ 11,281       $11,977      $ 9,405     $ 41,177
                                                    =======   ========       =======      =======     ========
         Net Income (Loss)                          $    76   $  1,684       $ 2,976      $   (54)    $  4,682
                                                    =======   ========       =======      =======     ========
         Net Income (Loss) Per Share*               $   .00   $    .07       $   .10      $  (.00)    $    .18
                                                    =======   ========       =======      =======     ========



     (a) First quarter loss was increased by $2,650 due to the recognition of deferred income taxes relating to the difference between financial statement and income tax return basis of certain assets and liabilities in connection with the Exchange.

     (b) Certain reclassifications have been made to conform to the fourth quarter presentation.

     * Weighted average shares outstanding for the quarters are calculated independent of the weighted average shares outstanding for the year; therefore, quarterly net income (loss) per share may not total to annual net income per share.


(10) SUBSEQUENT EVENT

     On February 1, 1997, one of the Company's majority-owned subsidiaries acquired the assets of and license to operate the non-wireline cellular telephone system serving the Georgia Rural Service Area Market No. 383, otherwise known as Georgia-13 RSA for a total purchase price of $30,000, subject to certain adjustments.

                                    NOTES

                                    NOTES

                            CORPORATE INFORMATION




CORPORATE HEADQUARTERS                                                       INDEPENDENT AUDITORS
Palmer Wireless, Inc.                                                        KPMG Peat Marwick L.L.P.
12800 University Drive                                                       Des Moines, Iowa
Suite 500
Fort Myers, Florida 33907-5337                                               CORPORATE COUNSEL
Telephone Number:  (941) 433-4350                                            Hogan & Hartson L.L.P.
Fax Number:        (941) 433-8213                                            Washington, D.C.

INVESTOR INQUIRIES                                                           TRANSFER AGENT AND REGISTRAR
Our annual report, Form 10-K, quarterly reports,                             First Union National Bank Of North Carolina
prospectuses, and news releases about Palmer Wireless                        230 South Tryon Street
are available by contacting:                                                 10th Floor
Jeffrey L. Green                                                             Charlotte, North Carolina 28288-1154
Director of Corporate Planning and Analysis
Palmer Wireless, Inc.                                                        ANNUAL MEETING
12800 University Drive                                                       The 1997 annual meeting of shareholders
Suite 500                                                                    will be held at the University Park Building,
Fort Myers, Florida 33907-5337                                               12800 University Drive, Fort Myers, Florida
(941) 433-8226                                                               on Tuesday, April 22, 1997, at 8:30 A.M.
                                                                             (Eastern Standard Time)

NASDAQ SYMBOL: PWIR


                          Price Range Of Common Stock

                                                                   HIGH                 LOW
                                                                 --------             -------
              FIRST QUARTER                                      $ 22.50               $16.25
              SECOND QUARTER                                     $ 22.81               $18.75
              THIRD QUARTER                                      $ 20.38               $16.00
              FOURTH QUARTER                                     $ 18.00               $10.25


Palmer's long-term revolving credit facility limits the payment of cash dividends on common stock. The Company has not paid any cash dividends on its common stock since its inception.

                             Palmer Wireless, Inc.
                       12800 University Drive, Suite 500
                           Fort Myers, Florida 33907